================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                    Form 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                              --------------------


                        Commission File Number: 001-13425


                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                                 6500 River Road
                              Richmond, BC, Canada
                                     V6X 4G5
                                 (604) 273 7564
                    (Address of principal executive offices)

                              --------------------


        indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     Form 20-F                 Form 40-F     X
                               ------                      -----

  indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

  indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

   indicate by check mark whether by furnishing information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                      No      X
                             -----                     -----



  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       RITCHIE BROS. AUCTIONEERS INCORPORATED
                                                     (Registrant)



Date: March 14, 2007                   By:  /s/   ROBERT S. ARMSTRONG
                                            --------------------------
                                                  Robert S. Armstrong,
                                                  Corporate Secretary

                  Ritchie Bros. Auctioneers ANNUAL REPORT 2006


                             (RB RITCHIE BROS. LOGO)
                                   Auctioneers

                                    (PICTURE)

                                    (PICTURE)

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IN 2006, RITCHIE BROS. AUCTIONEERS CONDUCTED 177 UNRESERVED INDUSTRIAL AUCTIONS,
141 UNRESERVED AGRICULTURAL AUCTIONS AND ONE UNRESERVED REAL ESTATE AUCTION.

WE CURRENTLY HAVE OVER 110 OFFICES IN 27 COUNTRIES, INCLUDING 34 AUCTION SITES.

WE SELL A WIDE RANGE OF CONSTRUCTION, TRANSPORTATION, AGRICULTURAL, MINING, FORESTRY, PETROLEUM, MATERIAL HANDLING, MARINE AND REAL ESTATE ASSETS. ALL ITEMS IN EVERY RITCHIE BROS. AUCTION ARE SOLD ON AUCTION DAY TO THE HIGHEST BIDDER WITHOUT MINIMUM BIDS OR RESERVE PRICES.

In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated.

Gross Auction Sales (GAS) represent the aggregate selling price of all lots sold at an auction or auctions. GAS is not a measure of revenue presented in our Statements of Operations.

Auction Revenues are primarily comprised of the commissions earned on straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal.

Forward-looking statements: The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which is included in the Financial Information section of this Annual Report.

                  GROSS AUCTION SALES in billions of US dollars

                                     (GRAPH)

                               BUYERS in thousands

                                     (GRAPH)

                             CONSIGNORS in thousands

                                     (GRAPH)

CONTENTS

To our Fellow Shareholders                                                    2
Creating a Global Marketplace                                                 9
Why Buyers Choose Ritchie Bros.                                              17
Why Sellers Choose Ritchie Bros.                                             21
2006: Another Record Year                                                    26
M07 -- Improving our Business Processes                                      28
The Future of Ritchie Bros.                                                  31
Financial Information                                                        35
Supplemental Quarterly Data                                                  59
Selected Financial and Operating Data                                        60
Board of Directors                                                           61
Shareholder Information                                                      62

                                    (PICTURE)

                                Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   1


RITCHIE BROS. AUCTIONEERS:

THE PAST, PRESENT AND FUTURE OF ORANGE

For over 40 years, Ritchie Bros. has been proudly displaying orange...orange flags, orange vests, orange jackets, orange lot stickers, orange signs and more. At first glance, it may seem like just a corporate color; but to the members of our team, orange embodies our history and our culture.

The Company started out small, as a family business in the town of Kelowna, British Columbia. Brothers Ken, John and Dave Ritchie founded the business, based on the principles of treating customers fairly and operating to the highest standards of business ethics. Those core values have not changed since the brothers held their first industrial auction in June 1963. A dedication to these basic principles and our commitment to the unreserved auction process have contributed to our growth over more than 40 years. Today we are a public company with annual gross auction sales in excess of $2.7 billion.

And we're continually evolving and breaking new ground. During 2006, we held unreserved auctions in 13 countries around the globe, including our first auctions in France and Portugal.

The Ritchie Bros. team includes over 800 full-time and another 1,000 part-time employees. Together, we helped 32,000 consignors sell 240,000 lots in 2006. And we welcomed over 241,000 bidders from all over the world to our auctions.

By using unreserved auctions to create a global marketplace for our customers, Ritchie Bros. has become the largest industrial auctioneer in the world. We attribute our growth and success to the founding principles established by Ken, John and Dave. By their actions, the brothers defined what it means to be orange.

                               (THINK ORANGE LOGO)

                                    (PICTURE)

2   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


TO OUR FELLOW SHAREHOLDERS:

THE "THINK ORANGE" THEME OF THIS ANNUAL REPORT IS MORE THAN A REFERENCE TO OUR CORPORATE COLOR; IT IS A REFERENCE TO OUR CORPORATE CULTURE. As Ritchie Bros. employees, we often describe ourselves as having orange blood or having been dipped in orange ink. Our orange culture is one that stresses teamwork and a dedication to providing the best possible customer service. It emphasizes integrity and fairness -- we do what is right. We work hard, we work together and we have fun. To us, "Thinking Orange" means remembering the basics and keeping it simple. This culture drives our growth and makes Ritchie Bros. a great place to work -- it is worth preserving and cultivating.

Our culture and our commitment to the unreserved auction process have helped us become the world's largest industrial auction company. An ever-increasing number of equipment owners are choosing to buy and sell at our unreserved auctions -- they want access to the global marketplace and that's what a Ritchie Bros. auction delivers. Our gross auction sales in 2006 exceeded $2.7 billion, a colossal 30% increase over the prior year, which was particularly impressive as it followed growth in 2004 and 2005 of 15% and 17%, respectively. This growth speaks volumes about the momentum we are currently enjoying. Our auctions match local supply with global demand -- a model that has proven to be very powerful in today's transparent market for used equipment.

Industry analysts believe that the world-wide value of used equipment transactions (of the types we have traditionally sold) is in the range of $100 billion per year. We sell more used trucks and equipment than anyone else in the world and yet, using these industry estimates, our market share is less than 3% of this highly fragmented market. Using our most mature market as a benchmark, we see significant growth opportunity for our Company. We have been operating in Canada for over 40 years and now enjoy sales in excess of $500 million per year. The United States and European Union economies are each roughly ten times the size of the Canadian economy. This suggests that our auction sales in the US and the EU could each be in the range of $5 billion if we were to achieve the level of market penetration in those markets that we have earned in Canada. This puts Ritchie Bros. in the very luxurious position of being able to achieve many years of growth by concentrating our efforts on the US and EU markets, rather than being dependant on the developing markets for our growth. However, our "Think Orange" culture drives us to also plant the seeds for our next wave of growth, which is why we have people on the ground in India, China, Japan and Eastern Europe and hope to start holding auctions in many of these markets in the coming years.

While we clearly have significant growth potential, we are mindful that preserving and cultivating our culture is more manageable when we grow at a less aggressive pace than we have experienced in recent periods. Ours is a unique business and it takes relatively more time for us to train new members of our team. Because our most effective training is done one-on-one, we prefer to limit the number of new hires we bring on at any one time, especially when adding new members to our sales force. It comes back to our culture. Our preference is to pursue sustainable growth with a consistently high level of customer service rather than shooting for aggressive growth and running the risk of watering down the customer service that differentiates us so clearly from our competitors.

Our growth strategies are detailed later in this Annual Report but are worth outlining here. To achieve our targeted sales growth, we are moving forward simultaneously on three different fronts. These three components of our strategy work in concert and our growth can't be attributed to one dimension more than another.

                                    (PICTURE)

                                Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   3


BEING ORANGE --
RITCHIE BROS. CORE VALUES:

1.   We do what is right.

2.   We maintain the highest level of business integrity.

3.   We build and maintain strong and enduring customer relationships.

4.   We never lose track of the basics.

5.   We face our issues immediately and are solution oriented.

6.   We have a hunger and passion for the deal.

7.   We are nimble and opportunistic.

8.   We have fun.

THE RITCHIE BROS. GROWTH STRATEGY INVOLVES SIMULTANEOUS EXPANSION IN THREE
AREAS:

1.   OUR INFRASTRUCTURE

2.   OUR SALES TEAM

3.   THE QUANTITY AND RANGE OF ASSETS WE SELL

By infrastructure, we are referring to the behind-the-scenes members of our team, our international network of auction sites and the business processes and systems that we use to conduct our auctions. We plan to add an average of two or three auction sites to our network each year and our M07 initiatives are helping us develop business processes that are efficient, consistent and scalable. We are also adding yard, customer service and administrative people to our team -- all in an effort to lay the foundation for future growth. This infrastructure doesn't drive our growth; however, it does provide the capacity for us to grow.

Recruiting and training new members for our sales team has a direct impact on our growth. As noted above, we prefer to grow our sales force less quickly than other companies. Ours is very much a relationship business and our Territory Managers are the main point of contact with our customers -- they are responsible for explaining a value-added concept that is new to many equipment owners. We are always on the look-out for bright, hard-working, positive attitude people (with orange blood) who we think will thrive at Ritchie Bros. We understand there is a war for talent out there so we're committed to providing our people with a great workplace and opportunities to become future leaders of our global team.

The final dimension of our strategy is our push to increase our market share in our core markets of construction, transportation and agricultural equipment, and also to sell more assets in categories that are complementary to these core markets. Examples include mining, forestry, industrial marine, real estate and other categories that fit well with our business. Our infrastructure provides the foundation, our sales team develops and maintains relationships with our customers, and we target an ever-increasing volume and range of assets -- three components of a single strategy.

The backdrop to our strategic plan is the global market for used equipment. The supply of used equipment has been very tight in recent years thanks to the strong economy -- when equipment is working, it isn't being sold. However, if there was to be a material slowdown, it could arguably be very good for Ritchie Bros. We have demonstrated our ability to grow our business at all points in the economic cycle. In most recent periods, even when the market has been tight, we believe we have been able to grow our business by increasing our market share. A softening economy would likely bring more equipment to market and help us maintain the momentum of recent years. In our experience, as the supply of used equipment increases, resale values

                                    (PICTURE)

4   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


MANAGEMENT ADVISORY COMMITTEE

(PHOTO OF BOB ARMSTRONG)   (PHOTO OF MIKE BATTISTEL)   (PHOTO OF PETER BLAKE)    (PHOTO OF SCOTT FORKE)   (PHOTO OF CURT HINKELMAN)
Bob Armstrong              Mike Battistel              Peter Blake               Scott Forke              Curt Hinkelman
VICE PRESIDENT             VICE PRESIDENT,             CHIEF EXECUTIVE OFFICER   VICE PRESIDENT           VICE PRESIDENT
FINANCE,                   INFORMATION                 16 years with             CENTRAL DIVISION,USA     GREAT LAKES DIVISION, USA
CHIEF FINANCIAL            TECHNOLOGY,                 Ritchie Bros.             26 years with            10 years with
OFFICER,                   CHIEF INFORMATION                                     Ritchie Bros.*           Ritchie Bros.
CORPORATE SECRETARY        OFFICER
10 years with              2 years with
Ritchie Bros.              Ritchie Bros.

(PHOTO OF ROB MACKAY)   (PHOTO OF NICK NICHOLSON)   (PHOTO OF VIC POSPIECH)   (PHOTO OF DENIS PREVOST)
Rob Mackay              Nick Nicholson              Vic Pospiech              Denis Prevost
PRESIDENT -             SENIOR VICE PRESIDENT       VICE PRESIDENT,           VICE PRESIDENT
UNITED STATES, ASIA     SOUTH CENTRAL USA,          ADMINISTRATION            NATIONAL ACCOUNTS
AND AUSTRALIA           MEXICO AND SOUTH            & HUMAN RESOURCES         18 years with
22 years with           AMERICA DIVISIONS           6 years with              Ritchie Bros.
Ritchie Bros.           18 years with               Ritchie Bros.
                        Ritchie Bros.

(PHOTO OF DEAN SIDDLE)   (PHOTO OF STEVE SIMPSON)   (PHOTO OF KEVIN TINK)
Dean Siddle              Steve Simpson              Kevin Tink
VICE PRESIDENT           VICE PRESIDENT             VICE PRESIDENT
SENIOR VALUATION         SOUTHWEST DIVISION,        AGRICULTURAL AND
ANALYST                  USA                        WESTERN CANADA
12 YEARS WITH            17 YEARS WITH              DIVISIONS
RITCHIE BROS.            RITCHIE BROS.              21 YEARS WITH
                                                    RITCHIE BROS.*

(PHOTO OF CLAY TIPPETT)   (PHOTO OF SYLVAIN TOUCHETTE)   (PHOTO OF GUYLAIN TURGEON)   (PHOTO OF RANDY WALL)   (PHOTO OF ROB WHITSIT)
Clay Tippett              Sylvain Touchette              Guylain Turgeon              Randy Wall              Rob Whitsit
VICE PRESIDENT            VICE PRESIDENT                 SENIOR VICE PRESIDENT        PRESIDENT -             SENIOR VICE PRESIDENT
MARKETING,                EASTERN CANADA DIVISION        MANAGING DIRECTOR            CANADA, EUROPE          SOUTHEAST AND
CUSTOMER RELATIONS        25 years with                  EUROPEAN OPERATIONS          AND MIDDLE EAST         NORTHEAST DIVISIONS,
& REAL ESTATE DIVISION    Ritchie Bros.                  18 years with                19 years with           USA
20 years with                                            Ritchie Bros.                Ritchie Bros.           29 years with
Ritchie Bros.                                                                                                 Ritchie Bros.*

*    Includes years with predecessor auction company acquired by Ritchie Bros.

                                Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   5


do not decline as one might expect. During periods of uncertainty, many equipment owners shift their buying preferences from new equipment to good quality used equipment, which has the effect of increasing the demand for the equipment at our auctions. All that said, while we will pursue the business and deliver value to as many customers as we possibly can, we do not reasonably expect to maintain the sales growth rates of the past three years. Our focus continues to be on building long-term relationships with our customers that provide enduring value for both them and us.

Our Board of Directors continues to provide good guidance to the Company and they are firmly behind our plan to reinvest our cash flow in the business to the extent that we have quality investment opportunities. After capital expenditures have been funded, it continues to be our plan to return any excess funds to our shareholders. To date this has been done via quarterly dividends. Even with plans to spend between $50 and $100 million on capital projects during each of the next several years, we are still comfortably able to pay meaningful dividends. In 2006, we paid out $26.9 million, or 47% of our after-tax earnings, as dividends.

During 2006, Dave Ritchie stepped down as the Chairman of our Board and a Director of the Company he founded over 40 years ago with brothers Ken and John. Dave has been appointed to the honorary position of Chairman Emeritus and we know full well that he will never be far from our auctions or our customers. In fact, he has made it very clear to us that as long as his name is on the door, he'll be keeping a close eye on us. Dave has been a mentor to every member of our management team and we are honoured to be handed the reins of the Company he built. On behalf of all Ritchie Bros. employees and customers, we want to thank Dave for his vision, dedication, friendship and leadership. Ritchie Bros. has certainly evolved from the little auction company that started out of necessity in a furniture store in the 1950s, but our core values are unchanged. And by sticking to these basics, we believe we'll be able to continue to grow our Company and realize the full potential of Dave's vision.

Dave taught us what it means to "Think Orange" and his legacy is the current team of employees, all 800+ of them, who walk the talk every day. It was a challenging year for our employees as we managed unprecedented growth, and we could not have accomplished such amazing results without the dedicated men and women we work with. We thank them all for their commitment to providing the best possible customer service, even under pressure. We wouldn't be in business if we didn't create value for our customers and we believe that our team created a lot of value this year. Thanks are also due to our shareholders for their confidence and ongoing support; and most importantly -- a big thanks to our customers, whose participation in our auctions in ever-increasing numbers lets us know that we are on the right track.


                                        /s/ Charles E. Croft
                                        ----------------------------------------
                                        Charles E. Croft
                                        Chairman


                                        /s/ Peter J. Blake
                                        ----------------------------------------
                                        Peter J. Blake
                                        Chief Executive Officer

6   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Orlando, Florida USA

                                    (PICTURE)

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                                Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   7


                                    (PICTURE)

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8   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Nashville, Tennessee USA

                                    (PICTURE)

                                Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   9


"The fact that we provide a global marketplace at our auctions is very important to sellers of equipment. The more people that attend the sales, the more exposure their equipment gets."

                                                     (PHOTO OF DENISE LARRABURE)
           DENISE LARRABURE Coordinator, Training & Development -- Vancouver, BC

CREATING A GLOBAL MARKETPLACE

RITCHIE BROS. HOLDS HUNDREDS OF UNRESERVED AUCTIONS EACH YEAR WITH INTERESTED BIDDERS PARTICIPATING FROM AROUND THE WORLD.

A typical Ritchie Bros. unreserved industrial auction in 2006 generated gross auction sales of more than $14 million, and included more than 1,350 lots from approximately 180 consignors. Over 1,360 bidders from around the world participated in a typical Ritchie Bros. industrial auction in 2006. Approximately 75 percent came in person to the auction site, while 25 percent participated over the internet or by proxy bid. The geographic diversity of these bidders is reflected in the fact that over 50 percent of gross auction sales in 2006 went to buyers from outside the region in which the auction was held. In addition, more than 80 percent of our buyers were end users such as contractors (as compared to resellers). This international crowd of end user buyers allows us to deliver a global marketplace where sellers are able to transcend local market conditions and receive the global market price for their equipment.

THE USED EQUIPMENT MARKET

The market for used industrial equipment is massive and highly fragmented. Analysts estimate that there is approximately $1 trillion worth of used equipment of the type we sell in circulation worldwide, and that approximately $100 billion of that changes hands each year. Even though we are the largest participant, our market share is probably less than three percent.

Most of the equipment changes hands outside the auction channel. We estimate that less than 10 percent is sold at auction. The majority is traded through brokers or dealers or is sold on a private treaty basis, where an equipment owner sells his excess fleet by himself by putting a "for sale" sign on the equipment and possibly placing ads on the internet

                                    (PICTURE)

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10   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Los Angeles, California  USA

                                    (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   11


"We truly are a full-service auction company, working hard to make things easier for our customers. From sending out auction brochures, advertising on the internet, refurbishing the equipment and setting up the sale, we take care of every detail."

                                                         (PHOTO OF RAUL CASTANO)
                                         Raul Castano Territory Manager -- Spain

(PICTURE)

and in some trade publications, then dealing directly with any interested party who calls. These owners who have traditionally marketed their equipment on their own represent the largest growth opportunity for Ritchie Bros. Once we introduce these owners to our unreserved auctions and they realize that we are able to expose their equipment to a far broader audience than they could ever reach by themselves, our value proposition becomes persuasive. Our ability to match local supply with global demand is a very compelling alternative to the inefficient but traditional alternative.

Economic uncertainty typically fuels the supply of used equipment. So do fleet realignments, financial pressure, mergers and acquisitions, inventory reductions, lease returns, project completions and even retirements. As long as a few of these factors are at work somewhere in the world, Ritchie Bros. has customers to call on. Said another way, any economic, political or other factor that leads to a desire or need for people to buy or sell equipment creates an opportunity for Ritchie Bros.

Because the used equipment market is so large and because there are so many different factors influencing owners' decisions to sell, our business volume and our ability to grow are not directly tied to economic cycles. Our growth is dependent on our ability to develop and implement appropriate strategies and thereby attract customers who would traditionally use less efficient channels. However, there is a seasonal aspect to our business, with busier auction periods being in the spring and fall. January, July and August have traditionally been quiet months in our industry.

As our business has matured over the years, we have remained focused on steadily increasing our share of the global equipment market. Our approach is simple -- grow our gross auction sales by hiring the best employees, developing strong local relationships with our customers and offering those customers the best-run unreserved auctions in the world.

There is a trend in our industry that is worth noting, because it is helping us to increase our market share. The proliferation of information available on the internet has dramatically increased the transparency of the equipment after-market. No longer are buyers and sellers placed at a relative advantage or disadvantage by their access (or lack of access) to information. Today, buyers and sellers have ample and equal access to historic selling prices and information about current inventories for sale. When it comes time to buy or sell in this now transparent marketplace, equipment owners are turning, in ever increasing numbers, to the most efficient channel -- a Ritchie Bros. unreserved auction.

12   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


"Customers can come to the auction ahead of time to inspect the equipment. If they are interested in a certain piece of equipment, we will help them get all the information they need about that item."

(PHOTO OF JENNIFER MARIN QUINTANA)
Jennifer Marin Quintana Customer Service Manager -- Mexico

THE RITCHIE BROS. CUSTOMER

During 2006, we had 241,000 bidders participating in our auction sales and 32,000 consignments of equipment to our auctions. As we continue to grow as a company and hold auctions in new locations, we are showing more and more people what a Ritchie Bros. auction is all about. Each year we introduce thousands of new customers to unreserved auctions.

                                                                       (PICTURE)

Most new customers start their relationship with Ritchie Bros. by attending and bidding at an auction close to where they live. Our experience has shown that once customers become buyers at our auctions and realize the value of the service we offer, they often start traveling to other Ritchie Bros. auctions and eventually become consignors so they too can access the very global market that they have helped us create. In the last five years, over 35 percent of our consignors were also buyers at our auctions -- these customers don't view our auctions as either "the place to buy" or "the place to sell," they see our auctions as an efficient marketplace for both buying and selling. We work with large, multinational companies as well as small, family-run businesses. We work with both end users of equipment and dealers. Everyone is treated the same at a Ritchie Bros. auction -- we pride ourselves on our ability to deliver a level playing field.

Our customers can count on our auction schedule to meet their needs. Part of our success can be attributed to the fact that once we establish a permanent auction site, the local market will see a regular auction schedule. Whether they have an entire fleet of equipment to buy or sell -- or just one or two items -- our customers know that their local Ritchie Bros. auction site will be holding an unreserved auction soon. Sellers know they can easily add their items to our next auction and that their equipment will be marketed to the world. Buyers know they can attend one of our auctions, be the high bidder, and put their equipment to work the very next day. Our goal is to provide a service that creates value for our customers. The fact that an ever-increasing number of truck and equipment owners are choosing to switch from their traditional methods of buying and selling and are now participating in our unreserved auctions tells us that we are creating value.

(PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   13


The Ritchie Bros. Auction Process

STEP 1 GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

       The auction process begins when an equipment owner meets with one of our Territory Managers. We get to know the owner's needs and, if necessary, we appraise his equipment. A typical appraisal team includes people from the local area as well as one or more of our valuation specialists and, if necessary, people with specialized expertise in the particular equipment field.

STEP 2 DRAFTING THE AUCTION CONTRACT

       Next, we meet with the owner and work out the details of the auction contract. Straight commission contracts are the most common. Depending on the circumstances, we may offer the consignor alternatives such as a guarantee of minimum sales proceeds or an outright purchase contract. In some cases, we offer cash advances and other options. We draft a contract tailored to the consignor's individual needs and preferences.

STEP 3 GETTING THE EQUIPMENT READY FOR THE AUCTION

       Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repair work or painting that the consignor requires in order to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we'll recommend doing the work.

STEP 4 MARKETING THE EQUIPMENT TO THE WORLD

       We market the equipment by sending out an average of 50,000 full-color auction brochures to a targeted selection of customers from our extensive database. In addition, every piece of equipment is posted on our high-traffic rbauction.com web site. Our auctions are also advertised through trade journals and general media, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.

STEP 5 SEARCHING THE EQUIPMENT FOR LIENS

       To ensure that our customers can bid with confidence, we guarantee to give the buyer a full refund if we aren't able to deliver clear title. Our search department identifies and arranges for the release of all liens and encumbrances so buyers are assured of acquiring good and marketable title to items purchased at our auctions.

STEP 6 SETTING UP THE AUCTION YARD

       The equipment is organized and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. We also arrange for caterers, finance company representatives, customs brokers, transportation companies and other service providers to be present on the site.

STEP 7 CONDUCTING THE AUCTION

       On auction day, our auctioneers, ringmen, yard staff, internet services team and customer service staff conduct what we believe are the best-run auctions in the world. Our auctions are efficient, exciting and completely unreserved.

STEP 8 TAKING CARE OF BUSINESS

       After the auction is finished, we collect the proceeds from the buyers, including all relevant sales taxes (which we administer and remit to proper authorities), coordinate the release of the equipment to its new owners and disburse the proceeds, along with detailed settlement statements, to the consignors.

14   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


AUCTION SUPPORT OFFICES

                                    (PICTURE)

Vancouver, British Columbia Canada
       Corporate Head Office

                                    (PICTURE)

Lincoln, Nebraska USA
    US Head Office

                                    (PICTURE)

Moerdijk, The Netherlands
   European Head Office

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   15


"I AM PROUD TO BE PART OF THE TEAM RESPONSIBLE FOR OUR CUSTOMERS' SATISFACTION WHEN THEY ARE BUYING OR SELLING THEIR EQUIPMENT AT OUR AUCTIONS."

                                                   (PHOTO OF SABINE SCHIERHUBER)
                         SABINE SCHIERHUBER Sales Assistant/Secretary -- Austria

WHAT IS UNRESERVED?

At Ritchie Bros., "unreserved" means that there are no minimum prices -- everything sells to the highest bidder on sale day regardless of price. We do not allow consignors or their agents to buy-back, bid-in or in any way artificially manipulate the price of assets sold at our auctions.

Our commitment to the unreserved auction process is one of our most significant competitive advantages. We stick to this standard because we believe that auctions should be open and transparent and because our customers deserve to be treated fairly. In our view, the only auction that lives up to this standard is a truly unreserved auction. Every employee in our company feels strongly about the unreserved auction process. It's the only way for us to run our business and is one of the essential aspects of "Thinking Orange."


                                   (PICTURE)

16   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Edmonton, Alberta Canada

                                   (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   17


"Unreserved auctions allow everyone the opportunity to bid knowing they have a fair chance to purchase a particular piece of machinery. There is no disadvantage if you're representing yourself versus someone who is working for a worldwide company."

                                                      (PHOTO OF KALLEE CRIGHTON)
                             Kallee Crighton Receptionist -- Brisbane, Australia

WHY BUYERS CHOOSE RITCHIE BROS.

THERE ARE A NUMBER OF PLACES A BUYER CAN GO TO ACQUIRE EQUIPMENT, YET AN INCREASING NUMBER ARE CHOOSING TO BUY EQUIPMENT AT OUR UNRESERVED AUCTIONS. WHY?

- LEVEL PLAYING FIELD. Every Ritchie Bros. auction is open and transparent. While some auctioneers permit consignors to bid on their own items, or will bid on the equipment themselves in order to affect prices, we strictly prohibit all forms of artificial price manipulation. Consignors are not allowed to bid on their own equipment, either directly or through agents, and we take a zero-tolerance approach when enforcing this policy. Our commitment to this principle ensures that every Ritchie Bros. auction is open and fair and that bidders are able to compete on an equal basis, regardless of their economic strength or negotiating power.

- LIEN-FREE EQUIPMENT. Our dedicated search and title departments work to resolve ownership issues before the equipment is sold. We commit considerable resources to identifying and coordinating the release of liens so that bidders can be confident that the equipment they are buying is lien-free. If we can't deliver clear title, the buyer receives a full refund.

- COMPREHENSIVE SELECTION. Our auctions look like an industrial equipment supermarket: we offer an extremely broad range of assets, all at one location. And the process of buying is simple and straightforward -- once the auctioneer says "SOLD," the negotiations are over. The buyer simply pays Ritchie Bros. and takes possession of the equipment. An equipment buyer can inspect and purchase in one day what might have taken weeks if the equipment was being offered for sale by a number of vendors in various regions, or by an auctioneer that didn't provide a central marshalling point for equipment. This efficient one-stop shopping approach addresses the needs of our customers, most of whom are contractors wanting to minimize the time spent away from their job sites.

                                    (PICTURE)

18   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Stockholm, Saskatchewan Canada

                                    (PICTURE)

(PHOTO OF TEX MAHLER)

TEX MAHLER -- ENVIRONMENT, HEALTH & SAFETY MANAGER, SHOWS HIS TRUE COLORS AT A
              RECENT ORANGE DAY IN OUR VANCOUVER OFFICE.

- THE ABILITY TO INSPECT, TEST AND COMPARE. We make it easy for bidders to inspect, test and compare the trucks and equipment in our auctions by organizing our yards so that customers can efficiently view similar items and determine the condition and value of the equipment before placing any bids. We encourage customers to inspect the equipment ahead of time and do their homework, since everything is sold "as is, where is." The market for used income-producing assets is very different from the market for commodities and collectibles. Marshalling the equipment at our auction yards and allowing our customers to "kick the tires" are very valuable features of a Ritchie Bros. auction. In addition, most of our auction sites are strategically located close to airports, major highways and services such as hotels and restaurants, making it easy for bidders from outside the region to participate.

- AN EASY REGISTRATION PROCESS. All our auctions are organized in the same fashion, no matter where in the world they are taking place, making it easy for our customers to register and participate. Ritchie Bros. auctions are open to the public and registration is free. It's a very open and transparent way of doing business.

- NO BUYER'S PREMIUMS. Other than the small fees for buyers who use our rbauctionBid-Live internet bidding service and a handling fee charged on the sale of low value lots, Ritchie Bros. does not charge a buyer's premium. At our auctions, the price you bid is the price you pay.

- INTERNET BIDDING. Customers who are able to satisfy themselves as to the condition and value of a particular piece of equipment, but can't be at the auction site on sale day, can place a proxy bid or, better yet, participate online using rbauctionBid-Live. It allows qualified bidders to hear the auctioneer, follow the bid and ask numbers and see the item being sold -- all live and in real time over the internet. Bidding is as easy as clicking the bid button, which continuously updates to reflect the auctioneer's current asking price.

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   19


"Sometimes people cannot attend our auctions in person so our internet bidding is a great option for them. They can stay in their office and bid live and in real time on their computer."

                                                      (PHOTO OF VANESSA LANSING)
                       Vanessa Lansing Customer Service Manager -- Las Vegas, NV

ORANGE ONLINE: RBAUCTIONBID-LIVE

                                                                       (PICTURE)

Since 2002, we have been offering the rbauctionBid-Live internet service to our customers around the world, allowing qualified bidders to participate over the internet, live and in real time, in our unreserved auctions. During 2006, more than 9,600 customers from 76 countries purchased over $440 million worth of trucks, equipment and real estate using rbauctionBid-Live. This is an increase of more than 57 percent over 2005 and shows how popular the service has become. More than 57,000 customers from 150 countries have now registered and received approval to use rbauctionBid-Live.

While internet bidders represented approximately 24 percent of the total registered bidders at Ritchie Bros. industrial auctions in 2006, the majority of our customers still like to come to our auctions in person. The rbauctionBid-Live service has enabled us to expand our bidding audiences by creating an environment where internet bidders and live bidders compete against each other on a level playing field -- this is the best of both worlds for bidders and consignors. In 2006, internet bidders were the buyer or runner-up bidder on 24 percent of the items offered online at our auctions. Since launching the service in 2002, we have sold over $1 billion online.

One of the main reasons we have had such success with rbauctionBid-Live is that our customers know they can trust us to treat them fairly. When an internet bidder hears the auctioneer say, "I have $100,000; internet you'll need to be $110,000," they know that he does in fact have a bid of $100,000. And when the crowd at the auction site hears the auctioneer say, "now I have $110,00 on the internet," they know that he does.

20   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Orlando, Florida  USA

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   21


"We sell in hours what our customers have sometimes taken generations to build. With that in mind, we always take the utmost pride in what we do and work as hard as we can for a successful auction day."

                                                         (PHOTO OF JAMIE FRASER)
                         Jamie Fraser Sale Site Coordinator -- Prince George, BC

WHY SELLERS CHOOSE RITCHIE BROS.

CONSIGNORS CHOOSE RITCHIE BROS. BECAUSE THEY REALIZE THAT WE CAN GET THEM HIGHER NET PROCEEDS ON THE SALE OF THEIR ASSETS THAN THEY WOULD BE ABLE TO ACHIEVE BY SELLING THROUGH ANOTHER CHANNEL. HOW DO WE DO THAT?

- A GLOBAL MARKETPLACE. Sellers feel confident knowing that an international crowd will participate in the auction. Our consignors are able to expose their assets to a much broader audience than they could otherwise reach, enabling them to achieve fair market value for their items regardless of local market conditions. On average, over half of our sales go to buyers from outside the region in which the auction is held.

- A WORLDWIDE AUCTION NETWORK. With regularly scheduled auctions at 34 auction sites worldwide, plus numerous off-site sales, sellers are able to put their equipment in Ritchie Bros. auctions around the globe at a time and location that is convenient for them. In addition, consignors operating in more than one market enjoy the convenience of dealing with one company for all of their equipment disposition needs. Many customers have national contracts with us, allowing them to take full advantage of our network of auction sites.

- FLEXIBILITY. We structure the auction contract to suit the seller's needs. Whether they have a few items or an entire fleet, we are flexible and will work with the seller to provide a service that meets their specific requirements.

- BROAD EXPOSURE. We provide the international marketing expertise needed to sell our consignors' equipment to the world. With every industrial auction, we produce approximately 50,000 full-color auction brochures to be mailed to a strategic selection of customers from our proprietary database of over 400,000 potential bidders in more than 200 countries. We produce web site listings, trade journal advertising and often create radio commercials and press releases to make sure that potential buyers around the world and across various industries are aware of the sale. Exposing the equipment to the largest possible audience allows us to deliver the best possible prices.

                                    (PICTURE)

22   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Singapore

                                    (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   23


RBAUCTION.COM

(PICTURE)

The Ritchie Bros. web site has become a valuable source of information for equipment owners around the world. They can see the current market value of trucks, equipment and real estate based on the results of past Ritchie Bros. auctions. They can also search for equipment in our upcoming auctions around the world. And they can use rbauctionView and rbauctionBid-Live during our auctions. During busy auction periods in 2006, more than 113,000 visitors per week used rbauction.com, where they conducted an average of more than 490,000 equipment searches, and more than 37,000 look-ups of past auction results.

(PICTURE)

- REFURBISHING EXPERTISE. With over 40 years of experience, we are able to offer refurbishing recommendations to our customers to enhance the resale value of our consignor's equipment and help them get the best dollar on auction day. And if refurbishing work is to be done, we have environmentally-certified refurbishing facilities at our permanent auction sites around the world and can take care of it for the consignor.

- PEACE OF MIND. We make the entire process hassle-free for the seller. We take care of all the details, including storing the equipment in our secure yards before the sale. We handle questions from interested bidders, we take care of the marketing and the title searches, and we set up the auction yard so bidders can inspect, test and compare equipment. We handle all the collections, coordinate necessary sales taxes and pay out the net proceeds. We take care of the entire auction process so that our consignors can concentrate on their day-to-day operations.

- A RELIABLE BUSINESS PARTNER. Ritchie Bros. is listed on both the New York Stock Exchange and the Toronto Stock Exchange, has a strong balance sheet and a history of over 40 years in the industrial auction business. Our customers are always treated fairly and they know we have the financial strength to live up to our commitments.

- ACCESS TO END USERS. More than 80 percent of the buyers at our auctions are end users, as compared to wholesale buyers or resellers. The fact that most of the buyers are end users means that higher prices can be achieved. These bidders need the equipment; in many cases they want to purchase it today, and put it to work tomorrow.

- RBAUCTION.COM EXPOSURE. With over 113,000 unique visitors each week during busy auction periods in 2006, rbauction.com is one of the highest traffic web sites in the equipment world and provides unparalleled exposure for our consignors' equipment. The brochures we distribute prior to our auctions are typically printed about three weeks prior to the auction. However, thanks to the advertising value of a listing on rbauction.com, consignors know that post-brochure consignments will still receive broad exposure to potential bidders all over the world. In fact, it is not unusual for an auction to double in size between the date the brochure is printed and the date of the auction.

                                    (PICTURE)

24   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


"Our facilities are at the top of their class. The theaters, catering, refurb, sales offices and the grounds they sit on have to be the best. They help complete the Ritchie Bros. selling and buying experience."

(PHOTO OF BLAINE MUSKOPF)
Blaine Muskopf Sale Site Coordinator -- Kansas City, Missouri

                                    (PICTURE)

Phoenix, Arizona USA

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   25


EVOLUTION OF AN AUCTION SITE

Our business in new geographic markets tends to evolve in a consistent manner, regardless of the location. Whether we are taking our first steps into New Delhi, Beijing, Nashville or Phoenix (pictured here) we typically follow the same basic pattern:

1.   GET TO KNOW CUSTOMERS FROM A NEW REGION WHEN THEY TRAVEL TO OUR AUCTIONS.

2.   SEND A TERRITORY MANAGER INTO THE NEW REGION TO ASSESS THE MARKET
     OPPORTUNITY.

3. OPEN A SALES OFFICE IN THE NEW REGION TO INTRODUCE OURSELVES TO POTENTIAL CUSTOMERS.

4. HELP CONSIGNORS IN THE NEW REGION TO SELL EQUIPMENT AT OUR CLOSEST AUCTION SITES.

5.   CONDUCT AN AUCTION AT A TEMPORARY LOCATION IN THE NEW REGION.

6. AFTER A NUMBER OF SUCCESSFUL SALES HAVE BEEN HELD IN THE REGION, OPEN A REGIONAL AUCTION UNIT, OFTEN ON LEASED LAND WITH MODEST AUCTION AND ADMINISTRATIVE FACILITIES AND MINIMAL CAPITAL INVESTED.

7. AFTER A HIGH RATE OF SUCCESS AND MANY AUCTION SALES AT A REGIONAL AUCTION UNIT, BUY LAND, CONSTRUCT FULL-SERVICE AUCTION, ADMINISTRATION AND REFURBISHING FACILITIES, AND ESTABLISH A PERMANENT AUCTION SITE.

                                    (PICTURE)

26   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


2006: ANOTHER RECORD YEAR

                        SALES OF TRANSPORTATION EQUIPMENT

                                     (GRAPH)

                    SALES OF AGRICULTURAL LAND AND EQUIPMENT

                                     (GRAPH)

THE IMPACT OF THINKING ORANGE WAS VERY EVIDENT IN 2006. OUR COMPANY GENERATED GROSS AUCTION SALES OF OVER $2.7 BILLION, 30 PERCENT HIGHER THAN THE PREVIOUS YEAR.

It was a record-breaking year in a number of ways. We held the most auctions ever (more than 300 industrial, agricultural and real estate auctions). We registered just under a quarter of a million bidders (up 13 percent over 2005). We held the Company's largest auction ever in Orlando, Florida in February 2006, with gross auction sales of $113 million. More than 5,125 registered bidders from 56 countries and all 50 U.S. states registered to bid on over 5,000 truck and equipment items at the five-day auction. Eighty-one percent of purchases went to buyers from outside the state of Florida; twenty-five percent went to buyers from outside the United States.

We also held the Company's largest-ever Canadian auction in Edmonton, Alberta in October 2006, generating gross auction sales of CA$52 million.

Because an ever-increasing number of equipment owners chose to sell their equipment in our auctions, record-breaking auctions were held at many Ritchie Bros. locations, including: Lakeville, MN; North East, MD; Atlanta, GA; Sacramento, CA; Perris, CA; Phoenix, AZ; Houston, TX; Montreal, QC; Prince George, BC; Surrey, BC; Sagunto, Spain; Livorno, Italy; Melbourne, Australia; and Toluca, Mexico.

We entered new markets, with our first-ever auctions in Portugal and France, and our first-ever auction focused primarily on real estate (held in Minnesota). We also appointed sales representatives responsible for Russia and Romania and now have offices in 27 countries.

In 2006, we also broke records for online bidding. More than 9,600 customers from 76 countries purchased over $440 million worth of trucks, equipment and real estate this year using rbauctionBid-Live. This is an increase of more than 57 percent over last year's online gross auction sales. Internet bidders were either winner or runner-up bidder on 24 percent of the items offered online in our 2006 auction sales. Our cumulative online sales now exceed $1 billion.

We also expanded our network of permanent auction sites. We held our first sales at our Buxton, North Dakota and Saskatoon, Saskatchewan agricultural auction facilities. And we opened our newest industrial auction facility in Nashville, Tennessee. We also started building a replacement facility in Denver, Colorado (due to open in April 2007), a new auction facility in Columbus, Ohio (also due to open in April 2007) and a replacement facility in Houston, Texas (scheduled to open in 2008).

COMING OUT OF RETIREMENT to catch bids at a 2006 auction in Kelowna, BC were Russ Cmolik, John Wild, Marv Chantler, Dick Bartel, Mike Ritchie, Marty Pope and Don Chalmers.

                                    (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   27


Ratliff City, Oklahoma USA

                                    (PICTURE)

28   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


IMPROVING OUR BUSINESS PROCESSES

                                  (RB M07 LOGO)
                            OUR FOUNDATION FOR GROWTH

IN 2004, WE CONDUCTED A CORPORATE STRATEGY REVIEW AND CONCLUDED THAT WE NEEDED TO REFINE OUR OPERATING PROCEDURES AND MAKE OURSELVES MORE PRODUCTIVE. WE ESTABLISHED THE GOAL OF DESIGNING AND IMPLEMENTING MORE EFFICIENT, CONSISTENT AND SCALABLE PROCESSES SO WE COULD ACHIEVE OUR GROWTH OBJECTIVES.

We labeled the project M07, with the first large-scale initiative being the implementation, in 2006, of several components of an Oracle enterprise resource planning system. We are now in the process of developing several custom-built applications (labeled rbOS, the Ritchie Bros. Operations System) to handle the more unique aspects of our business. In 2006, we continued to roll out upgrades to our auction site management system. And we launched improved auction scheduling and reporting procedures that enable information and best practices to be shared efficiently right across the company, allowing us to improve and enhance our auction services at a quicker pace.

In addition, we launched and will continue to launch non-technology initiatives to further improve the efficiency, consistency and scalability of our operations. Examples of this include new training programs, new incentive compensation initiatives, new auction site policies and procedures, and new reporting structures.

Our auction operations have become more efficient as we've created some new field roles with responsibility for the non-sales side of our business, enabling our sales team to spend more time with our customers. As we grow, we need to be continually on the watch for ways to improve efficiency. We made great progress in 2006 and look forward to rolling out further improvements in the years ahead.

M07 has become a way of doing business for us. We look at what we do with a keen eye on continuous improvement and making our business processes as efficient, consistent and scalable as possible. We sold $2.7 billion worth of equipment in 2006, but our sights are set much higher than that.

                                    (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   29


M07 INITIATIVE TO IMPROVE CUSTOMER SERVICE: THE VIRTUAL RAMP

We pride ourselves on maintaining a consistent auction process regardless of where we are holding our auctions. Traditionally we start by selling the mobile equipment parade-style - it rolls over an elevated ramp in front of a seated crowd. Following the ramp portion of the auction, we move into the equipment yard. The auctioneer works from a sound truck and the bidding audience walks with him as he sells the stationary equipment. For obvious reasons, the stationary part of the auction can be uncomfortable for our customers during Dubai summers and Edmonton winters. We wanted to address this to ensure that weather would not be a limitation on our growth.

Our solution is the Virtual Ramp. Now, at an increasing number of Ritchie Bros. auction sites, when the ramp portion of the auction is complete, we close the doors on the auction theater, lower a screen, display pictures and descriptions of the stationary lots, and carry on with the auction. The bidders never need to leave the comfort of the heated or air-conditioned theater.

As we refine and enhance our V-Ramp service, we intend to deploy it throughout our network of auction sites.

                                    (PICTURE)

30   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Phoenix, Arizona USA

                                    (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   31


THE FUTURE OF RITCHIE BROS.

OUR BUSINESS CONTINUES TO GROW AND DEVELOP AND WE EXPECT FURTHER CHANGES IN THE COMING YEARS -- IT'S PART OF BEING ORANGE: WE ARE HARD-WIRED FOR CHANGE.

We will continue to introduce our auctions to new regions and to pursue different asset categories. Although we will continue to grow and expand, we will always remain focused on customer service and we will continue to do what we do best -- using unreserved auctions to create a global marketplace for our customers. We are also committed to maintaining the unique Ritchie Bros. culture, always continuing to "Think Orange."

The number of consignors and bidders choosing Ritchie Bros. continues to grow. While we have an extensive customer base, we must continue to introduce our services to truck and equipment owners and farmers who don't yet know us, as well as to industries and regions where we currently only scratch the surface. At the same time, we know we must remain flexible and responsive to the needs of our customers. We understand that our customers choose Ritchie Bros. not because we are the largest industrial auctioneer in the world, but because we offer the best value and service.

We intend to concentrate on the following areas in the coming years:

OUR INFRASTRUCTURE

                                    (PICTURE)

Over the next several years, we expect that most of our sales growth will come from the United States and western Europe and we plan to concentrate our investments and expansion efforts in these markets.

At the same time, we will be working with customers and opening more offices in developing markets in Asia, the Middle East, South America and Eastern Europe. As these and other new markets evolve, we expect to increase our activity levels, moving beyond the pioneering stage and eventually holding local auctions. While we are not counting on these emerging markets to fuel our growth over the next five years, we are planting the seeds and laying the foundation for future growth.

                                    (PICTURE)

32   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


(PICTURE)

Since 1997, we have made significant investments in our network of auction sites -- adding new sites and upgrading several existing ones.

We intend to add or expand permanent auction sites over the coming years as suitable opportunities are identified, generally at the average rate of two or three per year, with a near-term focus on the United States and Europe.

During 2007, we will be opening a replacement site in Denver, Colorado and a new site in Columbus, Ohio. We also hope to acquire land in several other locations so that site development work can begin. In 2008, we expect to open a replacement site in Houston, Texas.

OUR SALES TEAM

(PICTURE)

Our future growth depends on the quality of our customer relationships and our ability to deliver superior customer service in local markets around the world. Our Territory Managers are the main point of contact with our customers and it is critical that we continue to recruit, train and develop the best people for our sales force. Of course, all of our employees play a role in the service we provide to our customers. The Ritchie Bros. team has grown from 600 to over 800 full-time employees during the past two years as we have expanded into new markets around the world and increased our sales volumes. Maintaining our corporate culture as we grow is a very high priority, so our plan is to add employees at a measured pace, knowing that a controlled growth rate will allow us to maintain our high level of customer service.

THE QUANTITY AND RANGE OF ASSETS WE SELL

We will continue to look for growth both within and outside our traditional markets -- wherever we can see opportunities to create value for customers. During 2006, we continued to expand our agricultural auction division, holding a record number of unreserved agricultural auctions in Canada, as well as our first unreserved agricultural auctions in the United States. We also continued to expand our presence in the over-the-road truck and trailer market and the industrial marine sector. In addition, we enjoyed early success selling real estate in North America. These are all asset categories that interest our customers, make good use of our existing infrastructure and fit readily into our unreserved auction model.

Asset categories that make sense for Ritchie Bros. are ones that match up well with our value proposition. In general, if an asset category appeals to our customer base, and can be sold efficiently using our existing systems and infrastructure, then it's a good fit.

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   33


"It's rewarding when hard work leads to happy customers."

                                                         (PHOTO OF SIMON WALLAN)
Simon Wallan Divisional Manager, Agricultural Auction Division-- Grande Prairie, AB

                                    (PICTURE)

MANAGING RISK

THREE-QUARTERS OF OUR BUSINESS IS RELATIVELY RISK-FREE BECAUSE IT IS CONDUCTED ON A STRAIGHT COMMISSION BASIS. WE WERE AT-RISK ON APPROXIMATELY ONE-QUARTER OF OUR BUSINESS IN 2006, WHICH IS IN LINE WITH OUR TYPICAL BUSINESS MIX IN RECENT PERIODS. IN THESE SITUATIONS WE UNDERWROTE THE AUCTION CONTRACTS TO MEET THE SPECIFIC NEEDS OF OUR CUSTOMERS, BY EITHER PROVIDING A GUARANTEE OF MINIMUM SALE PROCEEDS OR BUYING THE ASSETS OUTRIGHT.

WE MITIGATE OUR RISK WHEN ENTERING INTO UNDERWRITTEN CONTRACTS BY BUILDING A RISK PREMIUM INTO OUR COMMISSION RATE AND BY FOLLOWING A RIGOROUS APPRAISAL PROCESS THAT DRAWS ON OUR EXTENSIVE FIELD EXPERIENCE AND OUR PROPRIETARY DATABASE OF EQUIPMENT SALES PRICES. WE ALSO USE OUR KNOWLEDGE OF MAJOR EQUIPMENT DEALS AROUND THE WORLD TO FORM A VIEW OF THE PIPELINE OF EQUIPMENT COMING TO MARKET AND TO ANTICIPATE ANY POTENTIAL SUPPLY/DEMAND IMBALANCES. WE ARE THE LARGEST PARTICIPANT IN THE GLOBAL USED TRUCK AND EQUIPMENT MARKETS, SO WE HAVE A UNIQUE VIEW OF WHAT'S HAPPENING IN THESE MARKETS. FURTHER MITIGATING THE RISK IS OUR LIMITED EXPOSURE TO CHANGES IN EQUIPMENT VALUES -- THE TIME FROM SIGNING A CONTRACT TO THE DATE OF THE AUCTION IS TYPICALLY ONLY 30 TO 45 DAYS, AND TRUCK AND EQUIPMENT PRICES TEND NOT TO BE AS VOLATILE AS PRICES IN STOCK AND COMMODITY MARKETS.

34   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Moerdijk, The Netherlands

                                   (PICTURE)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   35


FINANCIAL INFORMATION

                                                                            PAGE
                                                                            ----
MANAGEMENT'S DISCUSSION AND ANALYSIS                                         35
AUDITORS' REPORTS                                                            48
CONSOLIDATED FINANCIAL STATEMENTS
   Consolidated Statements of Operations                                     49
   Consolidated Balance Sheets                                               50
   Consolidated Statements of Shareholders' Equity                           50
   Consolidated Statements of Cash Flows                                     51
   Notes to Consolidated Financial Statements                                52

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros.", the "Company", "we" or "us") for the year ended December 31, 2006 compared to the year ended December 31, 2005. This discussion should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and notes thereto, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 21, 2007. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world's largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 33 auction sites, in more than 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our mission is to use unreserved auctions to create a global marketplace for our customers.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment we sell changes hands each year; our share of this market is less that 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets.

In 2006, more than 80% of the buyers at our auctions were end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions of buyers in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment sellers that have traditionally disposed of equipment through private sales.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our widely recognized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our large customer base, our marketing skills, our internet tools and our in-depth experience in the marketplace.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say "unreserved" we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction -- each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.

We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of over 50% of the equipment sold at any particular auction has left the region of the sale.

We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of industrial assets rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on. During the year ended December 31, 2006, we had more than 241,000 bidder registrations at our industrial auctions, compared to approximately 214,000 in 2005. We received more than 32,000 industrial asset consignments in 2006, compared to almost 28,000 in 2005. A consignment is typically comprised of multiple lots.

Our principle goals are to grow our earnings per share at a manageable pace and to maintain the Ritchie Bros. culture. One of our primary strategies for increasing our earnings is to grow our gross auction sales, which are the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of market sectors and regions in which we already operate and expansion into new and emerging market sectors and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner to realize the best possible return on the sale of his assets, we will pursue that opportunity.

We also intend to continue adding to our network of auction sites, as well as upgrading existing auction sites. This part of our strategy is discussed in more detail below.

36   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Attracting and retaining the best people is another component of our strategy, and this is an important part of our goal of maintaining our corporate culture. In addition, we are continuing to develop our training programs and to implement tools to increase the productivity of our sales force and to enhance the service we provide to our customers.

In 2004 we launched a strategic initiative, which we call M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We have reviewed all of our business processes and systems, and this continuous improvement initiative has become an important component of our growth strategy. We expect that the results of this initiative will provide a platform for efficient growth and will allow us to increase our revenues without an equivalent increase in our administrative expenses. Since launching M07, we have implemented new systems and processes, including several modules of an enterprise resource planning (or ERP) system, and anticipate that continuous improvement projects will be an important part of our strategy well into the future. We completed the first stages of our ERP implementation in the third quarter of 2006. Additional M07 projects are scheduled to be completed in 2007 and future years.

We are also using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Over 20% of the bidders at our auctions in 2006 participated over the internet.

The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor's farm. During 2006, 91% of our gross auction sales was attributable to auctions held at our permanent auction sites and regional auction units (2005 -- 90%).

During 2006, we conducted 177 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia (2005 -- 153 auctions). We also held 141 unreserved agricultural auctions during the year, primarily in Canada and the United States (2005 -- 99), and one real estate auction. Although our auctions vary in size, the average industrial auction in 2006 had gross auction sales of $14.6 million, compared to approximately $13.2 million in 2005. Approximately 60% of our auction revenues was earned from operations in the United States (2005 -- 57%), 21% was earned in Canada (2005 -- 23%) and the remaining 19% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2005 -- 20%). We had 821 full-time employees at December 31, 2006, including 245 sales representatives, compared to 675 and 211, respectively, at the end of 2005.

We are a public company and our common shares are listed under the symbol "RBA" on the New York and Toronto Stock Exchanges. On February 21, 2007 we had 34,679,700 common shares issued and outstanding and stock options outstanding to purchase a total of 797,748 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

SOURCES OF REVENUE AND REVENUE RECOGNITION

Gross auction sales is an important measure we use in comparing and assessing our operating performance. It is not a measure of revenue presented in our consolidated financial statements, but we believe that auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales on an annual basis.

In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.

Our financial exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year.

The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balance averaged approximately $57 million in 2006. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. Following our purchase of the equipment, we assign it to a specific auction and sell it at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor's risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the relative mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

                QUARTERLY AUCTION REVENUE RATE -- 5 YEAR HISTORY

                               (PERFORMANCE GRAPH)

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   37


Prior to 2002, our long-term expected average annual auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average annual auction revenue rate increased to approximately 9.30%. In 2003 we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average annual auction revenue rate to 9.50%. At the end of 2003 we increased our expected rate to be in the range of 9.50% to 10.00%, and our expectation has remained in this range since then. We achieved an auction revenue rate of 9.59% for 2006 and we believe that our sustainable average annual auction revenue rate continues to be in the range of 9.50% to 10.00%.

The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.

Our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.

RECENT DEVELOPMENTS

In January 2007 we announced that we had selected Accruit LLC as our exclusive provider of Like-Kind Exchange (or LKE) services to our customers in the United States. The purpose of the relationship with Accruit is to provide a straightforward and cost effective method for qualified customers in the United States to take advantage of the tax deferral provided under the Internal Revenue Code Section 1031 LKE rules. We do not consider this arrangement to be material to our ongoing operations, though it is an additional service offering for our American customers.

In February 2007 we signed a letter of intent to acquire the auction business and assets of Clarke Auctioneers Ltd., a Rouleau, Saskatchewan-based auctioneer of agricultural equipment. This acquisition is intended to expand our presence in the agricultural equipment and real estate markets in Saskatchewan, Canada. Darren and Jordan Clarke, auctioneers and principals of Clarke Auctioneers, are expected to join Ritchie Bros.' agricultural team in Saskatchewan on or about March 15, 2007. Terms of the transaction will not be disclosed because we do not consider them to be material relative to our consolidated operations. One of the acquired assets is an approximately 20-acre auction site in Rouleau, which will be our 34th permanent auction site.

DEVELOPMENTS IN 2006

Highlights of the year ended December 31, 2006 included:

- We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $113 million.

- We broke regional gross auction sales records in Atlanta, Georgia; North East, Maryland; Houston, Texas; Minneapolis, Minnesota; Toledo, Ohio; Phoenix, Arizona; Sacramento, California; Los Angeles, California; Edmonton, Alberta; and Prince George, British Columbia. Our Edmonton auction in October 2006 was our largest auction held in Canada in our history. In Saskatchewan, we held our largest ever single-owner farm auction.

- In the third quarter of 2006, our cumulative gross auction sales attributable to internet buyers using our rbauctionBid-Live online bidding system, which we implemented in 2002, surpassed the $1 billion mark.

-    We conducted our first ever auctions in France and Portugal.

- We appointed our first sales representatives responsible for Russia and for Romania.

- We held our first auctions at our new permanent auction sites in Nashville, Tennessee and Saskatoon, Saskatchewan.

- We completed the purchase of approximately 140 acres of land near Columbus, Ohio, on which we are building a new permanent auction site.

- We completed our acquisition of the business and assets of Dennis Biliske Auctioneers, a North Dakota-based auctioneer of agricultural equipment and real estate. This added to our network a permanent auction site in Buxton, North Dakota.

- We completed the first phase of our ERP implementation, which included accounting and human resources modules.

- Two new independent directors, Robert W. Murdoch and Edward B. Pitoniak, joined our Board of Directors. Mr. Murdoch has extensive experience in the construction industry, having retired from the position of President and CEO of Lafarge Corporation. He is currently a director of several public companies and a member of the international advisory board of Lafarge S.A. Mr. Pitoniak is currently President and CEO of Canadian Hotel Income Properties Real Estate Investment Trust, and brings to our Board a proven track record in marketing, brand management and product development, along with strong people development skills. Mr. Pitoniak was appointed to our Audit Committee and Mr. Murdoch was appointed to our Compensation Committee.

- G. Edward Moul retired from his position as a director and Chair of the Audit Committee of our Board of Directors. In April 2006, the Board appointed Beverley A. Briscoe to the position of Chair of the Audit Committee and Charles E. Croft to the position of Lead Director and Vice-Chairman of the Board.

- David E. Ritchie, one of our founders, retired from our Board of Directors and resigned as Chairman of the Board effective November 30, 2006. In recognition of his pivotal role in the development and success of our company, Mr. Ritchie has been appointed the honourary Chairman Emeritus of the Company. Mr. Ritchie is no longer a director of the Company and he does not receive any compensation for this honourary role.

- Our Board appointed Mr. Croft to replace Mr. Ritchie as Chairman of the Board effective November 30, 2006. Because Mr. Croft is an independent director, our Board no longer has a Lead Director. However, any shareholder wishing to contact Mr. Croft may do so by phoning the Lead Director phone number or sending an email to the Lead Director email address, both of which are specified in our Information Circular dated February 21, 2007.

OVERALL PERFORMANCE

For the year ended December 31, 2006 we recorded auction revenues of $261.0 million and net earnings of $57.2 million, or $1.64 per diluted common share. Net earnings for 2006 would have been $56.2 million, or $1.61 per diluted share, if we excluded the $1.0 million after-tax ($1.6 million before tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for resale in Texas. This performance compares to auction revenues of $212.6 million and net earnings of $49.5 million, or $1.43 per diluted common share, for the year ended December 31, 2005, excluding the effect of after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess property in Texas and British Columbia. Our financial statement net earnings for 2005 were $53.6 million, or $1.56 per basic share and $1.54 per diluted share. Excluding the impact of gains and losses on the disposition of capital assets in both periods, our net earnings increased by 14% in 2006. We have highlighted the impact of these items because we do not believe that the sale of excess property is part of our normal operations. Earnings increased mainly as a result of higher gross auction sales in 2006, offset in part by a lower auction revenue rate and higher operating costs. We ended 2006 with working capital of $94.4 million, compared to $84.1 million at the end of 2005.

SELECTED ANNUAL INFORMATION

The following selected consolidated financial information as at December 31, 2006, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2006 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 9 of our consolidated financial statements for the year ended December 31, 2006.

38   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Year Ended December 31,                    2006        2005        2004
-----------------------                 ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Auction revenues (1)                    $ 261,040   $ 212,633   $ 182,257
Direct expenses                           (36,976)    (27,035)    (23,472)
                                        ---------   ---------   ---------
                                          224,064     185,598     158,785
Operating expenses (2)                   (133,182)   (107,842)    (98,375)
Other income (expenses) (3)                 1,184       4,758      (2,164)
                                        ---------   ---------   ---------
Earnings before income taxes               92,066      82,514      58,246
Income taxes (4)                           34,848      28,934      23,347
                                        ---------   ---------   ---------
Net earnings                            $  57,218   $  53,580   $  34,899
                                        =========   =========   =========
Net earnings per share -- basic         $    1.66   $    1.56   $    1.02
Net earnings per share -- diluted            1.64        1.54        1.01
Cash dividends declared per share (5)   $    0.78   $    0.58   $    0.37

BALANCE SHEET DATA (PERIOD END):
Working capital (including cash)        $  94,369   $  84,108   $  36,871
Capital assets                            285,091     250,645     226,624
Total assets                              554,227     496,396     438,522
Long-term liabilities                      51,892      50,364      19,405

(1) Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2) Operating expenses include depreciation and amortization and general and administrative expenses.

(3) Other income and expenses in 2006 included the $1.6 million ($1.0 million or $0.03 per diluted share, after tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for resale in Texas; and in 2005 included gains recorded on the sale of excess property in Texas and British Columbia of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax). We have highlighted these amounts because we do not consider gains of the sale of property to be part of our normal operations.

(4) Income taxes in 2004 included taxes of $2.1 million recorded in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004. We do not consider these foreign exchange gains part of our normal operations.

(5) In addition to the cash dividends declared and paid in 2006, we declared a cash dividend of $0.21 per common share on January 24, 2007 relating to the quarter ended December 31, 2006, which is not included in this amount.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2006, approximately 40% of our revenues and approximately 45% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the relative proportions in recent periods.

UNITED STATES DOLLAR EXCHANGE RATE COMPARISON

Years ended December 31,      2006    % Change     2005    % Change     2004
------------------------    -------   --------   -------   --------   -------
Value of one U.S. dollar:
Year-end exchange rate:
   Canadian dollar          $1.1660     -0.3%    $1.1628     -3.1%    $1.1995
   Euro                     E0.7575    -10.3%    E0.8446     14.6%    E0.7371
Average exchange rate:
   Canadian dollar          $1.1344     -6.4%    $1.2114     -6.9%    $1.3013
   Euro                     E0.7969     -1.0%    E0.8049       --     E0.8048

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our annual consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings essentially neutral.

AUCTION REVENUES

Years ended December 31,                   2006         2005      % Change
------------------------                ----------   ----------   --------
Auction revenues -- United States (1)   $  157,236   $  121,253      30%
Auction revenues -- Canada (1)              54,862       48,824      12%
Auction revenues -- Europe (1)              29,024       26,609       9%
Auction revenues -- Other (1)               19,918       15,947      25%
                                        ----------   ----------     ---
Total auction revenues                  $  261,040   $  212,633      23%
                                        ==========   ==========     ===
Gross auction sales                     $2,721,023   $2,092,841      30%
Auction revenue rate                          9.59%       10.16%

(1)  Information by geographic segment is based on auction location.

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   39


Our auction revenues increased in 2006 primarily because we achieved higher gross auction sales in the United States and Canada compared to 2005. Our agricultural division generated gross auction sales of $130.2 million in 2006 compared to $76.4 million in 2005. Our guarantee and inventory contracts represented 26% of our total gross auction sales in 2006, which is in a similar range to the levels experienced in prior years (24% in 2005 and 23% in 2004).

Our auction revenue rate was 9.59% for 2006, which was within our expected range of 9.50% to 10.00%. The 2006 auction revenue rate was lower than the rate we achieved in 2005 mainly as a result of the above-average performance of our underwritten business in 2005. We continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%. Our past experience has shown that the auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below our expected range.

Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $2.7 million in 2006, of which approximately $1.8 million or $0.05 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

DIRECT EXPENSES

Years ended December 31,            2006      2005    % Change
------------------------          -------   -------   --------
Direct expenses                   $36,976   $27,035      37%
Direct expenses as a percentage
   of Gross auction sales            1.36%     1.29%

Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.

Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our experience over the last two years in this regard is as follows:

Years ended December 31,                           2006      2005    % Change
------------------------                         -------   -------   --------
Average gross auction sales:
   Industrial auctions                           $14,637   $13,179      11%
   Agricultural auctions                             924       772      20%
Percentage of gross auction sales at permanent
   auction sites and regional auction units:
   Industrial auctions                                91%       90%
   Agricultural auctions                              22%        8%

Several factors contributed to the increase in the direct expense rate in 2006 compared to 2005: we held several offsite sales in 2006 that required higher than average direct expenses; our agricultural sales in 2006 made up a larger proportion of our total gross auction sales than in the prior year; and we incurred higher marketing and advertising expenses in 2006 to attract real estate bidders to our auctions. Our long-term expectation is for a direct expense rate of approximately 1.30% of gross auction sales.

DEPRECIATION AND AMORTIZATION EXPENSE

Years ended December 31,                  2006      2005    % Change
------------------------                -------   -------   --------
Depreciation and amortization expense   $15,017   $13,172      14%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets deployed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2006 partly as a result of depreciation relating to the capitalization of ERP software during the period, and the construction of new auction facilities. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31,                  2006       2005    % Change
------------------------                -------    -------   --------
General and administrative expenses     $118,165   $94,670      25%
G&A as a percentage of gross auction
   sales                                    4.34%     4.52%

The major categories of general and administrative expenses, or G&A, in order of magnitude in 2006 were as follows:

-    personnel (salaries, wages, bonuses and benefits) -- 60% of total G&A;

-    information technology and telecommunications;

-    legal and related costs, audit and other professional fees;

-    non-auction related travel;

-    repairs and maintenance;

-    utilities;

-    leases and rentals;

-    office supplies;

-    insurance; and

-    property taxes.

Our infrastructure and workforce have continued to grow in order to support our growth objectives, and this, combined with other factors including fluctuations in foreign exchange rates, enhanced compensation programs, costs associated with our ERP implementation, and costs related to our Sarbanes-Oxley Section 404 compliance efforts, has resulted in an increase in our G&A. In 2006, our gross auction sales grew at a faster rate than originally anticipated and this growth necessitated adding people to our workforce, which increased 22% during the year. Personnel costs are the largest component of our G&A. We expect that ongoing growth in our business will continue to influence future levels of G&A. G&A in 2006 also included $2.3 million of legal and related costs in excess of our otherwise expected level of these expenses.

Although the absolute dollar value of our G&A increased in 2006, G&A as a percentage of gross auction sales in 2006 was less than in 2005. The improvement in this ratio is important because it demonstrates operating leverage -- we were able to grow our gross auction sales without an equivalent increase in operating expenses. As a percentage of gross auction sales, G&A was in line with our expectations.

Although we expect G&A as a percentage of gross auction sales to decrease over the long term, our G&A will continue to be affected by the expansion of our infrastructure and workforce necessary to support our growth objectives, as well as other factors including fluctuations in foreign exchange rates, which may cause increases in the short term.

INTEREST EXPENSE

Years ended December 31,    2006     2005    % Change
------------------------   ------   ------   --------
Interest expense           $1,172   $2,224     -47%

Interest expense is comprised mainly of interest paid on long-term and revolving debt and operating credit lines and bank charges. Interest expense decreased in 2006 compared to the prior year primarily because of an increase in the amount of interest that we capitalized to land and buildings under development ($1.5 million in 2006; $0.6 million in 2005).

GAIN ON DISPOSITION OF CAPITAL ASSETS

Years ended December 31,                 2006     2005    % Change
------------------------                ------   ------   --------
Gain on disposition of capital assets   $1,277   $6,565     -81%

40   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


We sold redundant property in Tampa, Florida in 2006, and this resulted in a gain on disposition of capital assets of $1.8 million. This gain was partially offset by losses of $0.4 million recorded on the write off of redundant computer hardware and software prior to our ERP implementation and the $0.2 million write down of surplus land in Houston, Texas that was held for resale at the end of 2006. The gain in 2005 included a $5.5 million gain recorded on the sale of excess land in Forth Worth, Texas, and a gain of $0.9 million recorded on the sale of surplus property in Prince George, British Columbia. None of these properties was being used in our operations.

INCOME TAXES

Years ended December 31,         2006      2005    % Change
------------------------       -------   -------   --------
Income taxes                   $34,848   $28,934      20%
Effective income tax rate         37.9%     35.1%

Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2006 was higher than the rate we experienced in 2005 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, our income taxes in 2006 included one-time adjustments relating to uncertain tax positions, which caused an increase in our effective income tax rate for the year. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

NET EARNINGS

Years ended December 31,              2006      2005    % Change
------------------------            -------   -------   --------
Net earnings before income taxes    $92,066   $82,514      12%
Net earnings                         57,218    53,580       7%
Net earnings per share -- basic        1.66      1.56       6%
Net earnings per share -- diluted      1.64      1.54       7%

Earnings increased in 2006 compared to 2005 mainly as a result of higher gross auction sales, partially offset by higher operating costs and a lower auction revenue rate. Net earnings for 2006 would have been $56.2 million, or $1.63 and $1.61 per basic and diluted share, respectively, if we excluded the $1.6 million ($1.0 million, or $0.3 per diluted share, after tax) net effect of the gain recorded on the sale of excess property in Florida and the write-down of land held for resale in Texas. This compares to net earnings of $49.5 million, or $1.43 per diluted share, in 2005, excluding the impact of total gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded in connection with the sale of excess property in that period. Excluding the impact of these items in both periods, which we have highlighted because we do not consider them to be part of our normal operating results, our net earnings increased by 14% in 2006.

SUMMARY OF FOURTH QUARTER RESULTS

We earned auction revenues of $70.7 million and net earnings of $9.8 million, or $0.28 per basic and diluted share, during the fourth quarter of 2006, which compares to auction revenues of $59.9 million and net earnings of $14.2 million, or $0.41 per basic and diluted share, in the fourth quarter of 2005. The fourth quarter is typically one of our stronger quarters, because of the seasonality of our business, as discussed above. Our gross auction sales were $738.7 million for the quarter ended December 31, 2006, which is an increase of 25% compared to the same period in 2005. The growth in our gross auction sales in the fourth quarter of 2006 compared to the equivalent period in 2005 was attributable mainly to increased sales in Canada and the United States.

Our auction revenue rate decreased to 9.57% in the fourth quarter of 2006 from 10.16% in the comparable period in 2005, mainly as a result of the performance of our underwritten business, which achieved a higher than expected return in 2005.

Our G&A increased to $36.6 million in the fourth quarter of 2006, compared to $26.4 million in the comparable 2005 period. The increase related mainly to higher costs incurred to support the ongoing and more rapid than expected growth of our business, together with $2.3 million of legal and related costs in excess of our otherwise expected level of these expenses.

We experienced a 31% decrease in our earnings in the fourth quarter of 2006 compared to the equivalent period in the prior year because higher auction revenues in 2006 were more than offset by increased operating costs.

Capital asset additions were $14.6 million for the fourth quarter of 2006, compared to $12.9 million in the comparable period in 2005. Our capital expenditures in the fourth quarter of 2006 related primarily to construction of our new permanent auction sites in Columbus, Ohio; Houston, Texas and Denver, Colorado, and information technology investments related to our M07 strategic initiative. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease in our reported capital assets on our consolidated balance sheet of $1.8 million in the fourth quarter of 2006 compared to a decrease of $0.7 million in the equivalent period in 2005.

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005.

                                Ritchie Bros. Auctioneers 2006 ANNUAL REPORT  41


                                     Q4 2006      Q3 2006    Q2 2006      Q1 2006
                                    --------     --------   --------     --------
Gross auction sales (1)             $738,731     $580,271   $830,493     $571,528
                                    --------     --------   --------     --------

Auction revenues                    $ 70,699     $ 55,688   $ 78,680     $ 55,973
Net earnings                           9,790(3)     9,704     24,526(2)    13,198

Net earnings per share -- basic     $   0.28(3)  $   0.28   $   0.71(2)  $   0.38
Net earnings per share -- diluted       0.28(3)      0.28       0.70(2)      0.38

                                     Q4 2005      Q3 2005    Q2 2005      Q1 2005
                                    --------     --------   --------     --------
Gross auction sales (1)             $589,865     $364,005   $682,711     $456,260
                                    --------     --------   --------     --------
Auction revenues                    $ 59,933     $ 38,430   $ 65,692     $ 48,578
Net earnings                          14,203        4,568     21,134(4)    13,675(5)

Net earnings per share -- basic     $   0.41     $   0.13   $   0.62(4)  $   0.40(5)
Net earnings per share -- diluted       0.41         0.13       0.61(4)      0.40(5)

(1) Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under "Sources of Revenue and Revenue Recognition."

(2) Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087 after tax). Excluding this amount, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share respectively.

(3) Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.28 and $0.28 per basic and diluted share respectively.

(4) Net earnings in the second quarter of 2005 included a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.

(5) Net earnings in the first quarter of 2005 included a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $0.30 per basic and diluted share.

LIQUIDITY AND CAPITAL RESOURCES

December 31,        2006      2005    % Change
------------      -------   -------   --------
Working capital   $94,369   $84,108      12%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at December 31, 2006 exceeded the amount we need to satisfy our present operating requirements.

CONTRACTUAL OBLIGATIONS

                                                    In 2008 and   In 2010 and
Payments Due by Year             Total    In 2007       2009          2011      After 2011
--------------------            -------   -------   -----------   -----------   ----------
Long-term debt obligations      $43,318    $  237      $  217       $42,864         $--
Operating leases obligations      5,046     1,938       2,501           607          --
                                -------    ------      ------       -------         ---
Total contractual obligations   $48,364    $2,175      $2,718       $43,471         $--
                                =======    ======      ======       =======         ===

Our long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. Our operating leases related primarily to land on which we operate regional auction units and to administrative offices. These properties are located in the United States, Australia, Singapore, India, China, Japan, Mexico, Italy, Canada and the United Arab Emirates.

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment. Our total exposure at December 31, 2006 from these guarantee contracts was $39.7 million (compared to $29.0 million at December 31, 2005), which will be offset by the proceeds that we receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

CASH FLOWS

December 31,                    2006       2005     % Change
------------                  --------   --------   --------
Cash provided by (used in):
   Operations                 $ 65,639   $ 85,071     -23%
   Investing                   (46,547)   (32,207)    -45%
   Financing                   (21,656)   (13,137)    -65%

42 Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


Capital asset additions were $51.2 million for 2006 compared to $42.7 million in 2005. Our capital expenditures in 2006 included construction of our new permanent auction sites under development in Columbus, Ohio, Denver, Colorado, Houston, Texas and Saskatoon, Saskatchewan. They also included improvements to our existing auction sites in various locations, including Chicago and Los Angeles, and information technology investments related to our M07 strategic initiative. Cash used in investing activities during 2006 also included $2.3 million spent in connection with the acquisition of the business and certain assets of Dennis Biliske Auctioneers. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in an increase of $3.7 million in the capital assets reported on our consolidated balance sheet as at December 31, 2006, compared to a $1.8 million decrease in 2005.

We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. Over the next four years we intend to add or replace an average of two auction sites per year, and possibly up to four sites per year.

From 2007 through 2010, we expect that our annual capital expenditures will be in the range of $50 million to $100 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our M07 strategic initiatives. Actual capital expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the M07 expenditures will likely be primarily for software, hardware and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.

Cash used in financing in 2006 included dividends, and we paid regular quarterly cash dividends of $0.21 per share during each of the quarters ended September 30, and December 31, 2006, and $0.18 per share during each of the quarters ended March 31 and June 30, 2006. Total dividend payments were $26.9 million for 2006, compared to $19.9 million in 2005. On January 26, 2007, our Board of Directors declared a quarterly cash dividend of $0.21 per common share relating to the quarter ended December 31, 2006. The dividend will be payable on March 16, 2007 to shareholders of record on February 23, 2007 in the amount of approximately $7.3 million.

Pursuant to new income tax legislation, Canadian resident individuals who receive "eligible dividends" in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we paid in 2006 will be considered "eligible dividends" for these purposes.

DEBT

December 31,                                                     2006      2005    % Change
------------                                                   -------   -------   --------
Long-term debt (including current portion of long-term debt)   $43,318   $43,542      -1%

Long-term debt at December 31, 2006 consisted of two five-year term loans in the principal amounts of $12.9 million and $30.0 million, due in periodic payments of interest only, with the full amount of the principal due in 2010 and 2011, respectively. The fixed interest rates applicable to these term loans are 4.429% and 5.61%, respectively. At December 31, 2006, we were in compliance with all of the financial covenants applicable to our long-term debt.

Future scheduled interest expenses over the next five years under our existing term debt are as follows:

                                     In 2007   In 2008   In 2009   In 2010   In 2011
                                     -------   -------   -------   -------   -------
Interest expense on long-term debt    $2,275    $2,260    $2,254    $1,990     $78

In addition to our long-term debt, we have available revolving credit facilities as follows:

December 31,                                        2006       2005
------------                                      --------   --------
Revolving credit facilities -- total available:   $118,995   $118,200
Revolving credit facilities -- total unused:      $118,995   $118,200

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. We had no floating rate debt outstanding at December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2006, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 45% of our operating costs were denominated in currencies other than the United States dollar, and we believe that this ratio generally acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.

During the year ended December 31, 2006 we recorded an increase in our foreign currency translation adjustment balance of $5.6 million, compared to a decrease of $2.2 million in 2005. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the United States dollar into our reporting currency, in accordance with Canadian GAAP. Increases or decreases in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar. During 2006, both the Euro and the Canadian dollar strengthened compared to the United States dollar.

TRANSACTIONS WITH RELATED PARTIES

During 2006, we paid $0.7 million (2005 -- $0.8 million) to a company controlled by David E. Ritchie, the former Chairman of our Board of Directors, who retired from our Board effective November 30, 2006. The costs were incurred pursuant to agreements, approved by our Board, by which Mr. Ritchie's company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We have entered into similar agreements with Mr. Ritchie's company in the past and intend to do so in the future.

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   43


OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

LEGAL AND OTHER PROCEEDINGS

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

In August 2006, Caterpillar Inc. filed a complaint with the United States International Trade Commission (or ITC) against 21 companies, including us, requesting that the ITC conduct an investigation under Section 337 of the U.S. Tariff Act of 1930, as amended, regarding the importation, sale, or purchase of certain Caterpillar hydraulic excavators in the United States. In December 2006 a settlement was reached between Caterpillar Inc. and certain of the respondents, including us, and we have now been terminated from the complaint. This settlement did not have, and we do not expect that it will have, a material effect on our business, results of operations or financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

ACCOUNTING FOR INCOME TAXES

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

VALUATION OF GOODWILL

We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company's fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2006 and determined that no impairment had occurred.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2005, the Accounting Standards Board of the CICA issued new Handbook
Sections: Section 3855, Financial Instruments -- Recognition and Measurement,
Section 3861, Financial Instruments -- Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. These accounting standards apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2006. We adopted the new sections on a prospective basis on January 1, 2007, without restatement of prior year comparative information.

These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost.

These standards establish a new measure of income called comprehensive income. Comprehensive income represents the entire change in the net assets of an entity for a period and has two components: net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which will be included on our Consolidated Balance Sheet as a separate component of shareholders' equity.

The standards also establish new accounting requirements for hedges, including the criteria under which hedge accounting can be applied and how changes in fair value are to be reflected on the balance sheet, in income or other comprehensive income.

We have not yet determined the impact that these changes in accounting policy will have on our consolidated financial statements in future periods. However, we do not expect there to be a material effect on the presentation of our financial condition or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada, and the United States our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2006.

We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2006. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date.

We do not expect that our disclosure controls and procedures or internal controls over financial reporting (see below) will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. In addition, the design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

44   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control -- Integrated Framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2006.

Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2006 consolidated annual financial statements, as stated in their report which is included herein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During 2006 we replaced our existing accounting system with several modules of an ERP system, as a part of our M07 initiative described above. This implementation resulted in material changes to our internal controls; however, it was not made as a result of any internal control weakness detected as a part of our evaluation of our internal controls over financial reporting.

Other than our ERP implementation, there were no changes in internal control over financial reporting during 2006 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

-    our future performance;

-    growth of our operations;

- expansion of the geographic markets and market segments in which we conduct auctions, including the world market for used industrial equipment;

- increases in the number of consignors and bidders participating in and the average size of our auctions;

-    our key strengths;

- the average percentage of equipment sold at our auctions that leaves the region of the sale;

- our ability to draw consistently significant numbers of local and international bidders to our auctions;

- our ability to attract and retain the best people, and to increase the productivity of our sales force;

- the anticipated improvement, acquisition and development by us of auction sites;

- the relative percentage of our gross auction sales represented by straight commission, guarantee and inventory contracts;

-    the dollar amount of our exposure to outstanding guarantee contracts;

- our ability to grow our gross auction sales at a manageable pace and increase our earnings per share;

- our auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

- our direct expense rates, depreciation expenses and general and administrative expenses;

-    our operating leverage and economies of scale;

-    our future capital expenditures;

- our M07 strategic initiatives, the timing of their implementation and the effect on our business, results of operations and capital expenditures;

- our internet initiatives and the level of participation in our auctions by internet bidders;

- the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations;

- financing available to us and the sufficiency of our working capital to meet our financial needs; and

- the effect on our business, financial condition and results of operations of the settlement of Caterpillar Inc.'s complaint to the ITC.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under "Risk Factors" are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

RISK FACTORS

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

OUR GUARANTEE AND OUTRIGHT PURCHASE CONTRACTS AND ADVANCES TO CONSIGNORS MAY RESULT IN US INCURRING LOSSES.

Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:

- guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

- purchase the equipment outright from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

WE MAY NEED TO MAKE PAYMENTS TO BUYERS AND OTHER PARTIES IF WE ARE NOT ABLE TO DELIVER CLEAR TITLE ON THE ASSETS SOLD AT OUR AUCTIONS, WHICH MAY RESULT IN US INCURRING LOSSES.

Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   45


had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.

WE MAY HAVE DIFFICULTIES SUSTAINING AND MANAGING OUR GROWTH.

One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:

-    recruiting and retaining suitable sales personnel;

-    identifying and developing new geographic markets and market segments;

- identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

-    successfully managing expansion;

-    maintaining our operating leverage;

-    obtaining necessary financing;

- receiving necessary authorizations and approvals from governments for proposed development or expansion;

- successfully integrating new facilities and acquired businesses into our existing operations;

- achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

- establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

- capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

- designing and implementing business processes that are able to support profitable growth.

We will need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

OUR BUSINESS WOULD BE HARMED IF THERE WERE DECREASES IN THE SUPPLY OF, DEMAND FOR, OR MARKET VALUES OF INDUSTRIAL ASSETS, PRIMARILY USED INDUSTRIAL EQUIPMENT.

Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.

OUR BUSINESS COULD BE HARMED IF OUR REPUTATION FOR FAIRNESS, HONESTY AND CONDUCTING ONLY UNRESERVED AUCTIONS WERE DAMAGED.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions were damaged. If we are unable to maintain our reputation and monitor and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.

THE AVAILABILITY AND PERFORMANCE OF OUR INTERNAL TECHNOLOGY INFRASTRUCTURE, AS WELL AS THE IMPLEMENTATION OF AN ENTERPRISE RESOURCE PLANNING SYSTEM, ARE CRITICAL TO OUR BUSINESS.

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and business. We need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet anticipated increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate any growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to grow.

We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this implementation, which commenced in phases in 2006, is not successful or if expected efficiencies are not realized. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal controls reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.

OUR BUSINESS COULD BE HARMED IF ONE OR MORE OF OUR CORE ADMINISTRATIVE CENTERS WERE SUBJECT TO A MAJOR DISASTER OR OUR SYSTEMS WERE SUBJECT TO A SECURITY BREACH.

We do not currently have a formal disaster recovery plan to address issues relating to business continuity. If one or more of our core administrative centers was subject to a major disaster, serious security breach or any other threat to business continuity, it could materially damage our business, results of operations and financial condition.

WE MAY INCUR LOSSES AS A RESULT OF LEGAL AND OTHER CLAIMS.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from these claims could be material.

OUR OPERATING RESULTS ARE SUBJECT TO QUARTERLY VARIATIONS.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

-    the size, timing and frequency of our auctions;

- the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

- the performance of our underwritten business (guarantee and outright purchase contracts);

-    general economic conditions in our markets; and

- the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

46   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


WE ARE EXPOSED TO FOREIGN EXCHANGE RATE FLUCTUATIONS AND POLITICAL AND ECONOMIC INSTABILITY AS A RESULT OF OUR SUBSTANTIAL INTERNATIONAL OPERATIONS, WHICH COULD HARM OUR RESULTS OF OPERATIONS.

We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, health, environmental, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

OUR REVENUES AND PROFITABILITY COULD BE REDUCED AS A RESULT OF COMPETITION IN OUR CORE MARKETS.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates. These activities could harm our business, operating results and financial condition.

WE DEPEND ON THE SERVICES OF A NUMBER OF KEY PERSONNEL, AND OUR BUSINESS COULD BE HARMED IF WE LOST ONE OR MORE OF THEM.

The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.

OUR INTERNET-RELATED INITIATIVES, WHICH ARE SUBJECT TO TECHNOLOGICAL OBSOLESCENCE AND POTENTIAL SERVICE INTERRUPTIONS, MAY NOT CONTRIBUTE TO IMPROVED OPERATING RESULTS OVER THE LONG-TERM. IN ADDITION, WE MAY NOT BE ABLE TO COMPETE WITH TECHNOLOGIES IMPLEMENTED BY OUR COMPETITORS.

We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We license from third parties intellectual property on which we rely in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.

"Viruses", "worms" and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

OUR BUSINESS IS SUBJECT TO RISKS RELATING TO OUR ABILITY TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' CONFIDENTIAL INFORMATION.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

OUR OPERATIONS ARE SUBJECT TO SUBSTANTIAL ENVIRONMENTAL AND OTHER REGULATIONS THAT MAY SIGNIFICANTLY INCREASE OUR EXPENSES OR LIMIT OUR OPERATIONS AND ABILITY TO EXPAND.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites where we may be conducting auctions, or at properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

OUR INSURANCE MAY BE INSUFFICIENT TO COVER LOSSES THAT MAY OCCUR AS A RESULT OF OUR OPERATIONS.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   47


generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

WE MAY NOT CONTINUE TO PAY REGULAR CASH DIVIDENDS.

We declared and paid quarterly cash dividends of $0.21 per outstanding common share relating to the third and fourth fiscal quarters of 2006 and $0.18 per share in connection with the first and second quarters of 2006. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

48   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


AUDITORS' REPORT

To the Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated ("the Company") as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


(KPMG LLP)

Chartered Accountants

Vancouver, Canada
February 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited management's assessment, included in the accompanying annual report on Form 40-F, that Ritchie Bros. Auctioneers Incorporated ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 19, 2007 expressed an unqualified opinion on those consolidated financial statements.


(KPMG LLP)

Chartered Accountants

Vancouver, Canada
February 19, 2007

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   49


CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,                            2006          2005          2004
------------------------                        -----------   -----------   -----------
Auction revenues                                $   261,040   $   212,633   $   182,257
Direct expenses                                      36,976        27,035        23,472
                                                -----------   -----------   -----------
                                                    224,064       185,598       158,785
Expenses:
   Depreciation and amortization                     15,017        13,172        12,708
   General and administrative                       118,165        94,670        85,667
                                                -----------   -----------   -----------
                                                    133,182       107,842        98,375
                                                -----------   -----------   -----------
Earnings from operations                             90,882        77,756        60,410

Other income (expenses):
   Interest expense                                  (1,172)       (2,224)       (3,217)
   Gain on disposition of capital assets              1,277         6,565           229
   Other                                              1,079           417           824
                                                -----------   -----------   -----------
                                                      1,184         4,758        (2,164)
                                                -----------   -----------   -----------
Earnings before income taxes                         92,066        82,514        58,246

Income tax expense (note 6):
   Current                                           33,757        28,704        22,251
   Future                                             1,091           230         1,096
                                                -----------   -----------   -----------
                                                     34,848        28,934        23,347
                                                -----------   -----------   -----------
Net Earnings                                    $    57,218   $    53,580   $    34,899
                                                ===========   ===========   ===========
Net earnings per share (notes 1(l) and 4(e)):
   Basic                                        $      1.66   $      1.56   $      1.02
   Diluted                                             1.64          1.54          1.01
                                                -----------   -----------   -----------
Weighted average number of shares outstanding    34,546,460    34,366,311    34,160,678
                                                ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


/s/ Beverley A. Briscoe                 /s/ Peter J. Blake
-------------------------------------   ----------------------------------------
BEVERLEY A. BRISCOE                     PETER J. BLAKE
Director                                Director and Chief Executive Officer

50   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

December 31,                                      2006       2005
------------                                    --------   --------
ASSETS
Current assets:
   Cash and cash equivalents                    $172,021   $169,249
   Accounts receivable                            36,682     20,947
   Inventory                                       5,614      9,991
   Advances against auction contracts              1,474        255
   Prepaid expenses and deposits                   5,267      2,726
   Other assets                                    2,723      1,188
   Income taxes receivable                         3,212         --
   Future income tax asset (note 6)                1,074        601
                                                --------   --------
                                                 228,067    204,957
Capital assets (note 2)                          285,091    250,645
Other assets                                         343      1,537
Goodwill                                          39,537     38,397
Future income tax asset (note 6)                   1,189        860
                                                --------   --------
                                                $554,227   $496,396
                                                ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Auction proceeds payable                     $ 65,114   $ 62,392
   Accounts payable and accrued liabilities       67,496     46,469
   Income taxes payable                               --     11,308
   Current portion of long-term debt (note 3)        237        220
   Future income tax liability (note 6)              851        460
                                                --------   --------
                                                 133,698    120,849
Long-term debt (note 3)                           43,081     43,322
Other liabilities                                     --        516
Future income tax liability (note 6)               8,811      6,526
                                                --------   --------
                                                 185,590    171,213
Shareholders' equity:
   Share capital (note 4)                         85,910     79,844
   Additional paid-in capital                     10,459      8,929
   Retained earnings                             247,349    217,080
   Foreign currency translation adjustment        24,919     19,330
                                                --------   --------
                                                 368,637    325,183
                                                --------   --------
                                                $554,227   $496,396
                                                ========   ========

Commitments and contingencies (note 7)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States dollars)

                                                                                 Foreign
                                                       Additional                currency        Total
                                              Share      paid-in    Retained   translation   shareholders'
                                             capital     capital    earnings    adjustment       equity
                                             -------   ----------   --------   -----------   -------------
Balance, December 31, 2003                   $72,794    $ 6,075     $161,183     $12,727       $252,779
   Exercise of stock options                   3,651         --           --          --          3,651
   Stock compensation tax adjustment              --        317           --          --            317
   Stock compensation expense                     --      1,467           --          --          1,467
   Net earnings                                   --         --       34,899          --         34,899
   Cash dividends paid                            --         --      (12,644)         --        (12,644)
   Foreign currency translation adjustment        --         --           --       8,795          8,795
                                             -------    -------     --------     -------       --------
Balance, December 31, 2004                    76,445      7,859      183,438      21,522        289,264
   Exercise of stock options                   3,399       (485)          --          --          2,914
   Stock compensation tax adjustment              --         87           --          --             87
   Stock compensation expense                     --      1,468           --          --          1,468
   Net earnings                                   --         --       53,580          --         53,580
   Cash dividends paid                            --         --      (19,938)         --        (19,938)
   Foreign currency translation adjustment        --         --           --      (2,192)        (2,192)
                                             -------    -------     --------     -------       --------
Balance, December 31, 2005                    79,844      8,929      217,080      19,330        325,183
   Exercise of stock options                   6,066       (881)          --          --          5,185
   Stock compensation tax adjustment              --        391           --          --            391
   Stock compensation expense                     --      2,020           --          --          2,020
   Net earnings                                   --         --       57,218          --         57,218
   Cash dividends paid                            --         --      (26,949)         --        (26,949)
   Foreign currency translation adjustment        --         --           --       5,589          5,589
                                             -------    -------     --------     -------       --------
Balance, December 31, 2006                   $85,910    $10,459     $247,349     $24,919       $368,637
                                             =======    =======     ========     =======       ========

See accompanying notes to consolidated financial statements.

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   51


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

Years ended December 31,                                    2006       2005       2004
------------------------                                  --------   --------   --------
Cash provided by (used in):
Operating activities:
   Net earnings                                           $ 57,218   $ 53,580   $ 34,899
   Items not involving cash:
      Depreciation and amortization                         15,017     13,172     12,708
      Stock compensation expense                             2,020      1,468      1,467
      Future income taxes                                    1,091        230      1,329
      Net gain on disposition of capital assets             (1,277)    (6,565)      (229)
   Changes in non-cash working capital:
      Accounts receivable                                  (15,735)    (6,244)       469
      Inventory                                              4,377      3,100     (3,511)
      Advances against auction contracts                    (1,219)       713       (858)
      Prepaid expenses and deposits                         (2,521)      (403)       230
      Income taxes payable                                 (10,760)     5,012      3,504
      Income taxes recoverable                              (3,212)        --         --
      Auction proceeds payable                               2,722     14,811      3,395
      Accounts payable and accrued liabilities              20,511      4,034      7,498
      Other                                                 (2,593)     2,163     (2,245)
                                                          --------   --------   --------
                                                            65,639     85,071     58,656
                                                          --------   --------   --------
Investing activities:
   Acquisition of business                                  (2,300)        --     (1,265)
   Capital asset additions                                 (51,239)   (42,737)   (23,448)
   Proceeds on disposition of capital assets                 5,160      9,929      2,151
   Decrease (increase) in other assets                       1,832        601     (1,993)
                                                          --------   --------   --------
                                                           (46,547)   (32,207)   (24,555)
                                                          --------   --------   --------
Financing activities:
   Issuance of share capital                                 5,185      2,914      3,651
   Dividends on common shares                              (26,949)   (19,938)   (12,644)
   Repayment of long-term debt                                (227)   (48,746)   (58,459)
   Issuance of long-term debt                                   --     46,016     32,500
   Increase (decrease) in other liabilities                     --         23       (812)
   Decrease in funds committed for debt repayment               --      6,965     11,142
   Other                                                       335       (371)        --
                                                          --------   --------   --------
                                                           (21,656)   (13,137)   (24,622)
                                                          --------   --------   --------
Effect of changes in foreign currency rates on cash and
   cash equivalents                                          5,336     (3,110)     4,144
                                                          --------   --------   --------
Increase in cash and cash equivalents                        2,772     36,617     13,623
Cash and cash equivalents, beginning of year               169,249    132,632    119,009
                                                          --------   --------   --------
Cash and cash equivalents, end of year                    $172,021   $169,249   $132,632
                                                          ========   ========   ========
Supplemental information:
   Interest paid                                          $  2,186   $  2,217   $  3,092
   Income taxes paid                                        47,924     22,696     18,831
                                                          ========   ========   ========

See accompanying notes to consolidated financial statements.

52 Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

          The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

     (c)  Inventory:

          Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

     (d)  Capital assets:

          All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset                    Basis               Rate/term
-----                    -----               ---------
Buildings                straight-line       30 years
Improvements             declining balance   10%
Automotive equipment     declining balance   30%
Yard equipment           declining balance   20--30%
Office equipment         declining balance   20%
Computer equipment       straight-line       3 years
Computer software        straight-line       3--5 years
Leasehold improvements   straight-line       Terms of leases

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount.

          Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

     (e)  Goodwill:

          Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

     (f)  Revenue recognition:

          Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

          Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company's exposure from these guarantee contracts fluctuates over time (see note 7(b)).

          Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

     (g)  Income taxes:

          Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

                                 Ritchie Bros. Auctioneers 2006 ANNUAL REPORT 53


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h)  Foreign currency translation:

          The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company's foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company's operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account, which is included as a separate component of shareholders' equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these transactions, which are not considered to be significant, are included in the determination of earnings.

     (i)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

     (j)  Financial instruments:

          Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, income taxes payable, auction proceeds payable and accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

     (k) Credit risk:

          The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company's auctions are not normally released to the buyers until they are paid for in full.

     (l)  Net earnings per share:

          Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 4(e)).

     (m)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 4(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

     (n)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

54   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.   CAPITAL ASSETS:

                                                   Accumulated   Net book
2006                                     Cost     depreciation     value
----                                   --------   ------------   --------
Buildings                              $129,489      $26,319     $103,170
Land and improvements                   131,856        6,689      125,167
Land and buildings under development     25,782           --       25,782
Automotive equipment                     14,675        5,677        8,998
Yard equipment                           15,083        7,284        7,799
Office equipment                          8,174        5,075        3,099
Computer equipment                        5,207        3,333        1,874
Computer software                        10,187        2,298        7,889
Leasehold improvements                    2,387        1,074        1,313
                                       --------      -------     --------
                                       $342,840      $57,749     $285,091
                                       ========      =======     ========

                                                   Accumulated   Net book
2005                                     Cost     depreciation     value
----                                   --------   ------------   --------
Buildings                              $120,010      $21,184     $ 98,826
Land and improvements                   114,493        4,566      109,927
Land and buildings under development     20,374           --       20,374
Automotive equipment                     12,449        4,490        7,959
Yard equipment                           10,334        5,440        4,894
Office equipment                          6,604        4,226        2,378
Computer equipment                        5,731        3,658        2,073
Computer software                        12,977       10,850        2,127
Leasehold improvements                    3,521        1,434        2,087
                                       --------      -------     --------
                                       $306,493      $55,848     $250,645
                                       ========      =======     ========

          During the year, interest of $1,480,000 (2005 -- $553,000; 2004 --
          $297,000) was capitalized to the cost of land and buildings under development.

3.   LONG-TERM DEBT:

                                                                            2006      2005
                                                                          -------   -------
Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due
   in 2011.                                                               $30,000   $30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal
   due in 2010.                                                            12,864    12,900

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and
   6.5%, due in quarterly installments of AUD75, plus interest, with
   final payments of AUD275 occurring in 2008.                                454       642
                                                                          -------   -------
                                                                           43,318    43,542
Current portion                                                              (237)     (220)
                                                                          -------   -------
Non-current portion                                                       $43,081   $43,322
                                                                          =======   =======

     As at December 31, 2006, principal repayments for the next five years are as follows:

2007                                                                                $   237
2008                                                                                    217
2009                                                                                     --
2010                                                                                 12,864
2011                                                                                 30,000
                                                                                    -------
                                                                                    $43,318
                                                                                    =======

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   55


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

4.   SHARE CAPITAL:

     (a)  Authorized:

          Unlimited number of common shares, without par value.
          Unlimited number of senior preferred shares, without par value, issuable in series.
          Unlimited number of junior preferred shares, without par value, issuable in series.

     (b)  Issued:

          No preferred shares have been issued.
          Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2003                 33,967,644
   Issued for cash, pursuant to stock options exercised      294,656
                                                          ----------
Issued and outstanding, December 31, 2004                 34,262,300
   Issued for cash, pursuant to stock options exercised      161,600
                                                          ----------
Issued and outstanding, December 31, 2005                 34,423,900
   Issued for cash, pursuant to stock options exercised      249,200
                                                          ----------
Issued and outstanding, December 31, 2006                 34,673,100
                                                          ==========

          During 2004, the Company's common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

     (c)  Stock option plan:

          The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company's common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2006, there were 919,884 (2005 -- 1,125,834) shares authorized and still available for grants of options under the stock option plan.

          Stock option activity for 2006, 2005 and 2004 is presented below:

                                 Common shares   Weighted average
                                  under option    exercise price
                                 -------------   ----------------
Outstanding, December 31, 2003      813,454           $13.32

Granted                             292,000            26.47
Exercised                          (294,656)           12.39
Expired                              (1,800)           26.46
                                   --------           ------
Outstanding, December 31, 2004      808,998            18.38

Granted                             213,800            32.98
Exercised                          (161,600)           18.03
Expired                             (13,600)           32.41
                                   --------           ------
Outstanding, December 31, 2005      847,598            21.90

Granted                             205,950            44.09
Exercised                          (249,200)           20.80
                                   --------           ------
Outstanding, December 31, 2006      804,348           $27.92
                                   ========           ======
Exercisable, December 31, 2006      589,398           $22.05
                                   ========           ======

          The options outstanding at December 31, 2006 expire on dates ranging to January 24, 2016

          The following is a summary of stock options outstanding and exercisable at December 31, 2006:

                                                     Options Outstanding                    Options Exercisable
                                          -----------------------------------------   ------------------------------
     Range of                                Weighted average      Weighted average      Number     Weighted average
  exercise prices    Number outstanding   remaining life (years)    exercise price    exercisable    exercise price
------------------   ------------------   ----------------------   ----------------   -----------   ----------------
$11.675 -- $13.050         133,400                  4.6                 $12.39          133,400          $12.39
$13.344 -- $15.525         140,698                  5.4                  15.13          140,698           15.13
$26.460 -- $32.410         312,300                  7.5                  29.09          312,300           29.09
$42.690 -- $44.090         217,950                  9.1                  44.01            3,000           42.69
                           -------                                                      -------
                           804,348                                                      589,398
                           =======                                                      =======

56   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

4.   SHARE CAPITAL (CONTINUED):

     (d)  Stock-based compensation:

          During 2006, the Company recognized compensation cost of $2,020,000 (2005 -- $1,468,000; 2004 -- $1,467,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

          The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                              2006      2005      2004
                            -------   -------   -------
Risk free interest rate         4.3%      3.7%      3.0%
Expected dividend yield        1.63%     1.41%     1.15%
Expected lives of options   5 years   5 years   5 years
Expected volatility           21.0%      20.1%     19.6%

          The weighted average grant date fair value of options granted during the year ended December 31, 2006 was $9.86 per option (2005 -- $6.98; 2004 -- $5.34). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

     (e)  Net earnings per share:

Year ended December 31, 2006     Net earnings     Shares     Per share amount
------------------------------   ------------   ----------   ----------------
Basic net earnings per share        $57,218     34,546,460        $ 1.66
Effect of dilutive securities:
   Stock options                         --        305,540         (0.02)
                                    -------     ----------        ------
Diluted net earnings per share      $57,218     34,852,000        $ 1.64
                                    =======     ==========        ======

Year ended December 31, 2005     Net earnings     Shares     Per share amount
------------------------------   ------------   ----------   ----------------
Basic net earnings per share        $53,580     34,366,311        $ 1.56
Effect of dilutive securities:
   Stock options                         --        365,629         (0.02)
                                    -------     ----------        ------
Diluted net earnings per share      $53,580     34,731,940        $ 1.54
                                    =======     ==========        ======

Year ended December 31, 2004     Net earnings     Shares     Per share amount
------------------------------   ------------   ----------   ----------------
Basic net earnings per share        $34,899     34,160,678        $ 1.02
Effect of dilutive securities:
   Stock options                         --        338,544         (0.01)
                                    -------     ----------        ------
Diluted net earnings per share      $34,899     34,499,222        $ 1.01
                                    =======     ==========        ======

5.   SEGMENTED INFORMATION:

     The Company's principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment.

     The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

                                 United States    Canada    Europe    Other    Combined
                                 -------------   -------   -------   -------   --------
Year ended December 31, 2006:
   Auction revenues                 $157,236     $54,862   $29,024   $19,918   $261,040
   Capital assets and goodwill       199,659      86,852    25,989    12,128    324,628
Year ended December 31, 2005:
   Auction revenues                 $121,253     $48,824   $26,609   $15,947   $212,633
   Capital assets and goodwill       173,709      79,849    22,638    12,846    289,042
Year ended December 31, 2004:
   Auction revenues                 $104,618     $36,258   $26,988   $14,393   $182,257
   Capital assets and goodwill       145,208      78,354    26,048    14,513    264,123

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   57


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

6.   INCOME TAXES:

     Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

                                                              2006       2005      2004
                                                            --------   -------   -------
Statutory federal and state tax rate in the United States        40%        40%       40%
                                                            -------    -------   -------
Expected income tax expense                                 $36,826    $33,006   $23,298
Differences:
   Earnings taxed in foreign jurisdictions                   (3,912)    (5,571)   (3,014)
   Non-deductible expenses                                    1,898      1,268     1,467
   Realized foreign exchange                                     --       (724)    2,106
   Other                                                         36        955      (510)
                                                            -------    -------   -------
Actual income tax expense                                   $34,848    $28,934   $23,347
                                                            =======    =======   =======

Temporary differences that give rise to future income taxes are as follows:

                                                  2006       2005
                                                --------   -------
Future income tax asset:
   Working capital                              $  1,074   $   601
   Capital assets                                    556       260
   Stock-based compensation                          574       381
   Unused tax losses                               1,344     1,352
   Other                                             265       130
                                                --------   -------
                                                   3,813     2,724
   Valuation allowance                              (168)     (168)
                                                --------   -------
   Total future income tax asset                   3,645     2,556
   Current future income tax asset                 1,074       601
                                                --------   -------
   Non-current future income tax asset             2,571     1,955
                                                --------   -------
Future income tax liability:
   Capital assets                                 (2,381)   (3,034)
   Goodwill                                       (5,486)   (4,530)
   Other                                          (3,177)     (517)
                                                --------   -------
   Total future income tax liability             (11,044)   (8,081)
   Current future income tax liability              (851)     (460)
                                                --------   -------
   Non-current future income tax liability       (10,193)   (7,621)
                                                --------   -------
Net future income taxes                         $ (7,399)  $(5,525)
                                                ========   =======
Presented on balance sheet as:
   Future income tax asset -- current           $  1,074   $   601
   Future income tax asset -- non-current          1,189       860
   Future income tax liability -- current           (851)     (460)
   Future income tax liability -- non-current     (8,811)   (6,526)
                                                --------   -------
                                                $ (7,399)  $(5,525)
                                                ========   =======

As at December 31, 2006, the Company has net operating and capital loss carryforwards of approximately $8,594,000 available to reduce future taxable income, of which $644,000 expire through 2015, and $7,950,000 remain indefinitely.

7.   COMMITMENTS AND CONTINGENCIES:

     (a)  Operating leases:

          The Company is party to certain operating leases relating to auction sites and offices located in the United Arab Emirates, Mexico, United States, Canada, Australia, China, Italy, Singapore, India and Japan. The future minimum lease payments as at December 31, 2006 are approximately as follows:

2007         $1,938
2008          1,486
2009          1,015
2010            524
2011             83
Thereafter       --

Total rent expenses in respect of these leases for the year ended December 31, 2006 was $1,796,000 (2005 -- $1,574,000; 2004 -- $1,406,000).

58   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

7.   COMMITMENTS AND CONTINGENCIES (CONTINUED):

     (b)  Contingencies:

          The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company's financial position or results of operations.

          In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment. At December 31, 2006, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the first quarter of 2007 totaled $14,581,000 (December 31, 2005 -- $10,277,000 sold prior to the end of the second quarter of 2006) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $25,128,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2007 (December 31, 2005 -- $18,704,000 sold prior to the end of the second quarter of 2006). No liability has been recorded with respect to these contracts.

8.   TRANSACTIONS WITH RELATED PARTIES:

     During the year ended December 31, 2006, the Company paid $727,000 (2005 -- $751,000; 2004 -- $758,000) to a company controlled by the former Chairman of the Company's Board of Directors, who retired in 2006. The costs were incurred pursuant to agreements, approved by the Company's Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company's customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2006, 2005 and 2004, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

     United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

                                                 2006      2005      2004
                                               -------   -------   -------
Net earnings in accordance with Canadian and
  United States GAAP                           $57,218   $53,580   $34,899
Other comprehensive income (loss):
   Foreign currency translation adjustment       5,589    (2,192)    8,795
                                               -------   -------   -------
Comprehensive income in accordance with
   United States GAAP                          $62,807   $51,388   $43,694
                                               =======   =======   =======

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders' equity, is comprised of the following:

                                                 2006      2005      2004
                                               -------   -------   -------
Foreign currency translation adjustment:
Balance, beginning of year                     $19,330   $21,522   $12,727
   Change during the year                        5,589    (2,192)    8,795
                                               -------   -------   -------
Balance, end of year                           $24,919   $19,330   $21,522
                                               =======   =======   =======

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   59


SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

                                                      Net Earnings Per
                 Gross                                    Share(6)        Closing
                Auction     Auction      Net         -----------------     Stock
    2006         Sales     Revenues   Earnings       Basic     Diluted   Price(6)
    ----      ----------   --------   --------       -----     -------   --------
1st quarter   $  571,528   $ 55,973   $13,198        $0.38     $0.38      $49.50
2nd quarter      830,493     78,680    24,526(1)      0.71(1)   0.70(1)    53.18
3rd quarter      580,271     55,688     9,704         0.28      0.28       53.61
4th quarter      738,731     70,699     9,790(1)      0.28(1)   0.28(1)    53.54
              ----------   --------   -------        -----     -----
              $2,721,023   $261,040   $57,218(1)(4)  $1.66(1)  $1.64(1)
              ==========   ========   =======        =====     =====

                                                      Net Earnings Per
                 Gross                                    Share(6)        Closing
                Auction     Auction      Net         -----------------     Stock
    2005         Sales     Revenues   Earnings       Basic     Diluted   Price(6)
    ----      ----------   --------   --------       -----     -------   --------
1st quarter   $  456,260   $ 48,578   $13,675(2)     $0.40(2)  $0.40(2)   $31.60
2nd quarter      682,711     65,692    21,134(2)      0.62(2)   0.61(2)    38.55
3rd quarter      364,005     38,430     4,568         0.13      0.13       43.99
4th quarter      589,865     59,933    14,203         0.41      0.41       42.25
              ----------   --------   -------        -----     -----
              $2,092,841   $212,633   $53,580(2)(4)  $1.56(2)  $1.54(2)
              ==========   ========   =======        =====     =====

                                                      Net Earnings Per
                 Gross                                    Share(6)        Closing
                Auction     Auction      Net         -----------------     Stock
    2004         Sales     Revenues   Earnings       Basic     Diluted   Price(6)
    ----      ----------   --------   --------       -----     -------   --------
1st quarter   $  378,642   $ 37,670   $ 6,590        $0.19     $0.19      $28.10
2nd quarter      553,776     55,996    15,164         0.44      0.44       29.11
3rd quarter      307,188     31,449     1,810(3)      0.05(3)   0.05(3)    30.65
4th quarter      549,796     57,142    11,335(3)      0.34(3)   0.33(3)    33.06
              ----------   --------   -------        -----     -----
              $1,789,402   $182,257   $34,899(3)(4)  $1.02(3)  $1.01(3)
              ==========   ========   =======        =====     =====

                                                   Net Earnings Per
                 Gross                                 Share(6)        Closing
                Auction     Auction      Net      -----------------     Stock
    2003         Sales     Revenues   Earnings    Basic     Diluted   Price(6)
    ----      ----------   --------   --------    -----     -------   --------
1st quarter   $  341,475   $ 36,381   $ 8,575     $0.25      $0.25     $15.86
2nd quarter      462,979     47,657    12,881      0.38       0.38      19.26
3rd quarter      277,832     29,785     2,721      0.08       0.08      20.73
4th quarter      477,107     47,719    12,417      0.37       0.36      26.55
              ----------   --------   -------     -----      -----
              $1,559,393   $161,542   $36,594(4)  $1.08      $1.07
              ==========   ========   =======     =====      =====

                                                   Net Earnings Per
                 Gross                                 Share(6)        Closing
                Auction     Auction      Net      -----------------     Stock
    2002         Sales     Revenues   Earnings    Basic     Diluted   Price(6)
    ----      ----------   --------   --------    -----     -------   --------
1st quarter   $  293,208   $ 29,317   $ 5,363     $0.16     $0.16      $13.58
2nd quarter      414,056     38,864    10,775(5)   0.32(5)   0.32(5)    15.61
3rd quarter      208,071     20,991     1,111      0.03      0.03       14.90
4th quarter      460,871     44,380    11,122      0.33      0.33       16.18
              ----------   --------   -------     -----     -----
              $1,376,206   $133,552   $28,371     $0.84     $0.84
              ==========   ========   =======     =====     =====

(1) Net earnings in the second and fourth quarters of 2006 included a gain of $1.8 million recorded on the sale of excess property ($1.1 million after tax) and a write-down of $0.2 million ($0.1 million after tax) on land held for resale, respectively. Excluding the impact of these items, net earnings for the second and fourth quarter of 2006 would have been $23.4 million ($0.68 per basic share and $0.67 per diluted share) and $9.9 million ($0.28 per share basic and diluted share) respectively.

(2) Net earnings in the first and second quarters of 2005 include gains of $5.5 million ($3.3 million after tax) and $0.9 million ($0.8 million after tax), respectively, recorded on the sale of excess properties. Excluding the impact of these gains, net earnings for the first and second quarters of 2005 would have been $10.4 million ($0.30 per share, basic and diluted) and $20.4 million ($0.59 per share, basic and diluted), respectively. Net earnings for the full year in 2005 would have been $49.5 million ($1.44 per basic share and $1.43 per diluted share).

(3) Excluding the impact of $2.1 million in income taxes in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004, net earnings for the third quarter of 2004 would have been $2.7 million ($0.08 per share, basic and diluted), net earnings for the fourth quarter of 2004 would have been $12.6 million ($0.37 per basic share and $0.36 per diluted share) and net earnings for the full year in 2004 would have been $37.0 million ($1.08 per basic share and $1.07 per diluted share).

(4) The Company recorded stock-based compensation expense of $2.0 million in 2006, $1.5 million in 2005, $1.5 million in 2004 and $1.0 million in 2003 relating to the prospective adoption of the new stock-based compensation accounting policy on January 1, 2003.

(5) Net earnings for the second quarter of 2002 include non-recurring income of $0.8 million or $0.02 per share, basic and diluted.

(6) The Company's common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.

60   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,                         2006            2005            2004            2003            2002
------------------------                      ----------      ----------      ----------      ----------      ----------
GROSS AUCTION SALES (UNAUDITED)               $2,721,023      $2,092,841      $1,789,402      $1,559,393      $1,376,206
                                              ==========      ==========      ==========      ==========      ==========
STATEMENT OF OPERATIONS DATA:
   Auction revenues                           $  261,040      $  212,633      $  182,257      $  161,542      $  133,552
   Direct expenses                               (36,976)        (27,035)        (23,472)        (22,099)        (19,684)
                                              ----------      ----------      ----------      ----------      ----------
                                                 224,064         185,598         158,785         139,443         113,868
   Depreciation and amortization                 (15,017)        (13,172)        (12,708)        (11,773)         (9,208)
   General and administrative                   (118,165)(1)     (94,670)(1)     (85,667)(1)     (71,265)(1)     (63,786)
                                              ----------      ----------      ----------      ----------      ----------
   Earnings from operations                       90,882          77,756          60,410          56,405          40,874
   Interest expense                               (1,172)         (2,224)         (3,217)         (4,772)         (4,302)
   Gain on disposition of capital assets           1,277           6,565             229              17           1,758
   Other income                                    1,079             417             824           1,043             697
                                              ----------      ----------      ----------      ----------      ----------
   Earnings before income taxes                   92,066          82,514          58,246          52,693          39,027
   Income taxes                                  (34,848)        (28,934)        (23,347)(2)     (16,099)        (10,656)
                                              ----------      ----------      ----------      ----------      ----------
   Net earnings                               $   57,218      $   53,580      $   34,899      $   36,594      $   28,371
                                              ==========      ==========      ==========      ==========      ==========
   Net earnings per share-diluted(3)          $     1.64      $     1.54      $     1.01      $     1.07      $     0.84
                                              ==========      ==========      ==========      ==========      ==========
BALANCE SHEET DATA (END OF YEAR):
   Working capital (including cash)           $   94,369      $   84,108      $   36,871      $   35,700      $   25,443
   Total assets                                  554,227         496,396         438,522         411,470         326,115
   Long-term debt                                 43,081          43,322          10,792          27,350          62,612
   Total shareholders' equity                    368,637         325,183         289,264         252,779         199,374
SELECTED OPERATING DATA (UNAUDITED):
   Auction revenues as percentage
      of gross auction sales                        9.59%          10.16%          10.19%          10.36%           9.70%
   Number of consignors at industrial
      auctions                                    32,075          27,912          24,868          23,480          20,919
   Number of bidders at industrial auctions      241,132         213,896         202,571         181,039         156,010
   Number of buyers at industrial auctions        73,967          62,832          58,858          55,946          50,126
   Number of permanent
      auction sites (end of year)                     26              23              22              22              22

(1) General and administrative expenses in 2003 include stock-based compensation expense of $1.0 million relating to the prospective adoption of the fair value method of accounting for stock-based compensation effective January 1, 2003. Stock-based compensation expense in 2006, 2005 and 2004 was $2.0 million, $1.5 million and $1.5 million respectively.

(2) 2004 income tax expense includes $2.1 million relating to realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004, which is not expected to recur in future periods.

(3) The Company's common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split.

                               Ritchie Bros. Auctioneers 2006 ANNUAL REPORT   61


BOARD OF DIRECTORS

(PHOTO OF EDWARD PITONIAK - BEVERLEY BRISCOE - PETER BLAKE - ROBERT MURDOCH - DAVID RITCHIE - ERIC PATEL - RUSSELL CMOLIK - CHARLES CROFT)

EDWARD PITONIAK - BEVERLEY BRISCOE - PETER BLAKE - ROBERT MURDOCH - DAVID RITCHIE - ERIC PATEL - RUSSELL CMOLIK - CHARLES CROFT

ON NOVEMBER 30, 2006, DAVE RITCHIE RETIRED FROM OUR BOARD OF DIRECTORS AND WAS APPOINTED OUR HONORARY CHAIRMAN EMERITUS.

     "Dave has a talent to make each person in a room think he/she is the most important person there and a personal friend. He has a sincerity and humbleness about him that is truly unique. He will be missed. The unreserved auction business model he and his employees developed has set a standard in the equipment business for fair and unbiased auctions that allow equipment owners to obtain instant liquidity for their surplus fleet. The auction values established at Ritchie auctions are often the benchmark used in the business."

                  Frank Manfredi -- Manfredi & Associates, Inc.

CHARLES CROFT -- CHAIRMAN

Chuck Croft has a diverse business background, having been involved in several businesses and industries, including the drilling industry. He was appointed to the Ritchie Bros. Board in 1998 and became Chairman effective November 30, 2006. Mr. Croft is also Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

PETER BLAKE

Peter Blake joined Ritchie Bros. in 1991, having worked previously with predecessor firms of PriceWaterhouseCoopers and KPMG. Mr. Blake is a Chartered Accountant and started with the Company as Controller. He was appointed Vice President, Finance in 1994, and in 1997 he was appointed Chief Financial Officer and was elected to the Board. In 2002 Mr. Blake was appointed Senior Vice President and became CEO effective November 2004.

RUSSELL CMOLIK

Russ Cmolik started with Ritchie Bros. in 1972 as Controller. He assumed additional responsibilities as the Company grew, including the role of Chief Financial Officer, and became President and Chief Operating Officer in 1991. Mr. Cmolik retired in 2002 but remains a Director of the Company, a position he has held since 1997. Mr. Cmolik is a Chartered Accountant and is currently a member of the Compensation Committee.

BEVERLEY BRISCOE

Bev Briscoe was appointed to the Ritchie Bros. Board in 2004. Ms. Briscoe has an extensive background working in industries complementary to the auction business and currently works as a business consultant and is President of Briscoe Management Ltd. Ms. Briscoe is Chair of the British Columbia Government's Industry Training Authority, a member of the boards of BC Rail Corporation, Goldcorp Inc. (TSX: "G"), Spectra Energy Income Fund (TSX: "SP.un") and Westminster Savings Credit Union, as well as a director of the Boys and Girls Club of Greater Vancouver. Ms. Briscoe holds a bachelor of commerce degree and is a Chartered Accountant (Fellow). Ms. Briscoe is currently Chair of the Audit Committee and a member of the Nominating & Corporate Governance Committee.

ERIC PATEL

Eric Patel was first elected to the Ritchie Bros. Board in 2004. Mr. Patel has extensive business and financial experience, most recently as the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer's Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree. Mr. Patel is currently a member of the Audit Committee and is Chair of the Nominating & Corporate Governance Committee.

ROBERT MURDOCH

Bob Murdoch was elected to the Company's Board in 2006. Mr. Murdoch spent his career with Lafarge Corporation and affiliates, retiring from the position of President and Chief Executive Officer in 1992. Mr. Murdoch was a member of the board of Lafarge, S.A. (NYSE: "LR"; Paris Stock Exchange (Eurolist): "LG") the Paris-based parent company of Lafarge Corporation, until 2005, and is still a member of their International Advisory Board. Mr. Murdoch is also a director of Lallemand Inc. and Timberwest Forest Corp. (TSX: "TWF.un"). Mr. Murdoch holds an LLB degree. Mr. Murdoch sits on the Compensation Committee.

EDWARD PITONIAK

Ed Pitoniak was appointed to the Company's Board in 2006 and was appointed to the Audit Committee at the same time. Mr. Pitoniak is President and CEO of Canadian Hotel Income Properties Real Estate Investment Trust (CHIP REIT -- TSX:
"HOT.un"). He is also a member of CHIP's Board of Trustees. Prior to joining CHIP in 2004, Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation for eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he held both top editorial and advertising positions with Ski Magazine -- specifically, editor-in-chief and advertising director. Mr. Pitoniak has a Bachelor of Arts degree.

62   Ritchie Bros. Auctioneers 2006 ANNUAL REPORT


SHAREHOLDER INFORMATION

ADDRESS

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC
Canada, V6X 4G5

Telephone:            604.273.7564
Canada (toll-free):   1.800.663.1739
USA (toll-free):      1.800.663.8457
Facsimile:            604.273.6873
Website:              www.rbauction.com

BOARD OF DIRECTORS

Charles E. Croft      Chairman

Peter J. Blake        Director & Chief Executive Officer

Beverley A. Briscoe   Director

C. Russell Cmolik     Director

Robert W. Murdoch     Director

Eric Patel            Director

Edward B. Pitoniak    Director

Shareholders wishing to speak to the Chairman should call 604.233.6153 or send an email to leaddirector@rbauction.com.

MANAGEMENT ADVISORY COMMITTEE

Peter J. Blake*        Chief Executive Officer

Robert S. Armstrong*   VP -- Finance & Chief Financial Officer; Corporate
                       Secretary

C. Michael Battistel   VP -- Information Technology; Chief Information Officer

Scott L. Forke         VP -- Central Division, USA

Curt C. Hinkelman      VP -- Great Lakes Division, USA

Robert K. Mackay*      President -- United States, Asia and Australia

David D. Nicholson*    Senior VP -- South Central USA, Mexico and South America
                       Divisions

Victor E. Pospiech     VP -- Administration & Human Resources

C. Denis Prevost       VP -- National Accounts

J. Dean Siddle         VP -- Senior Valuation Analyst

Steven C. Simpson      VP -- Southwest Division, USA

Kevin R. Tink          VP -- Agricultural & Western Canada Divisions

R. Clay Tippett        VP -- Marketing, Customer Relations & Real Estate
                       Division

Sylvain M. Touchette   VP -- Eastern Canada Division

Guylain Turgeon*       Senior VP -- Managing Director European Operations

Randall J. Wall*       President -- Canada, Europe and Middle East

Robert K. Whitsit *    Senior VP -- Southeast and Northeast Divisions, USA

*    Member of Executive Council

CORPORATE GOVERNANCE

Corporate governance information, including the Company's Report on Corporate Governance, which is included in the Company's Information Circular, is available on the Company's website at www.rbauction.com.

INVESTOR RELATIONS

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

     Investor Relations Department
     Ritchie Bros. Auctioneers
     6500 River Road
     Richmond, BC
     Canada, V6X 4G5
     Telephone:                      604.273.7564
     Canada (toll-free):             1.800.663.1739
     USA (toll-free):                1.800.663.8457
     Facsimile:                      604.273.2405
     Email:                          ir@rbauction.com

Copies of the Company's filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.

ANNUAL MEETING

The annual meeting of the Company's shareholders will be held at 11am on Friday April 13, 2007 at the Vancouver Airport Marriot Hotel, 7571 Westminster Highway, Richmond, BC V6X 1A3.

STOCK EXCHANGES

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol "RBA".

TRANSFER AGENT

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

     Computershare Trust Company of Canada
     510 Burrard Street
     2nd Floor
     Vancouver, British Columbia
     Canada, V6C 3B9
     Telephone:                    604.661.0226
     Canada and USA (toll-free):   1.800.564.6253
     Facsimile:                    604.661.9401
     Facsimile (toll-free):        1.800.249.7775
     Email:                        jenny.karim@computershare.com
     Self-service:                 www.computershare.com

Co-agent in the United States:
Computershare Trust Company of New York
New York, NY

AUDITORS


KPMG LLP
Vancouver, Canada

DIVIDENDS

All dividends paid by Ritchie Bros. Auctioneers in 2006 and subsequent years will be eligible dividends, unless indicated otherwise in the Company's quarterly reports or by press release. New tax legislation in Canada will mean that Canadian resident individuals who receive eligible dividends in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends.

AUCTION SITES

CANADA                                           (MAP)
VANCOUVER, BC                               1
+1.604.580.0166 - Fax +1.604.580.1245
PRINCE GEORGE, BC                           2
+1.250.963.8491 - Fax +1.250.963.8135
GRANDE PRAIRIE, AB                          3
+1.780.538.1100 - Fax +1.780.539.7230
EDMONTON, AB                                4
+1.780.955.2486 - Fax +1.780.955.2662
SASKATOON, SK                               5
+1.306.933.9333 - Fax +1.306.933.2255
REGINA, SK                                  6
+1.306.776.2397 - Fax +1.306.776.2443
TORONTO, ON                                 7
+1.905.857.2422 - Fax +1.905.857.5195
MONTREAL, QC                                8
+1.450.464.2888 - Fax +1.450.464.4460
TRURO, NS                                   9
+1.902.895.3700 - Fax +1.902.662.2272

USA
OLYMPIA, WA                                 10
+1.360.956.1500 - Fax +1.360.956.1508
SACRAMENTO, CA                              11
+1.530.724.3900 - Fax +1.530.724.3270
LOS ANGELES, CA                             12
+1.951.940.9441 - Fax +1.951.940.9442
PHOENIX, AZ                                 13
+1.602.269.5631 - Fax +1.602.269.5674
ALBUQUERQUE, NM                             14
+1.505.836.0738 - Fax +1.505.839.2070
DENVER, CO                                  15
+1.970.535.6700 - Fax +1.970.535.0168
FORT WORTH, TX                              16
+1.817.237.6544 - Fax +1.817.238.9898
HOUSTON, TX                                 17
+1.713.455.5200 - Fax +1.713.455.5270
KANSAS CITY, MO                             18
+1.816.318.9159 - Fax +1.816.318.9124
BUXTON, ND                                  19
+1.701.847.2388 - Fax +1.701.847.3065
MINNEAPOLIS, MN                             20
+1.952.469.1700 - Fax +1.952.469.1732
CHICAGO, IL                                 21
+1.815.941.6400 - Fax +1.815.942.8053
NASHVILLE, TN                               22
+1.615.453.4549 - Fax +1.615.453.4550
ATLANTA, GA                                 23
+1.770.304.3355 - Fax +1.770.304.3366
COLUMBUS, OH                                24
+1.937.568.9500 - Fax +1.937.568.9504
STATESVILLE, NC                             25
+1.704.873.6633 - Fax +1.704.873.3394
ORLANDO, FL                                 26
+1.863.420.9919 - Fax +1.863.420.2447
NORTH EAST, MD                              27
+1.410.287.4330 - Fax +1.410.287.4332

MEXICO
TOLUCA                                      28
+52.72.22.1129.22 - Fax +52.72.22.1129.40

SOUTH EAST ASIA
SINGAPORE                                   29
+65.6477.9222 - Fax +65.6477.9233

EUROPE
MOERDIJK, THE NETHERLANDS                   30
+31.168.39.22.00 - Fax +31.168.39.22.50
LIVORNO, ITALY                              31
+39.0523.241.094 - Fax +39.0523.943.808
SAGUNTO, SPAIN                              32
+34.962.69.85.00 - Fax +34.962.67.35.65

MIDDLE EAST
DUBAI, UAE                                  33
+971.4.883.8398 - Fax +971.4.883.8495

AUSTRALIA
GOLD COAST, QLD                             34
+61.7.3382.4444 - Fax +61.7.3382.4433
MELBOURNE, VIC                              35
+61.3.9369.7322 - Fax +61.3.9369.7344

(THINK ORANGE LOGO)

                                                (RITCHIE BROS. AUCTIONEERS LOGO)

                                                Ritchie Bros. Auctioneers

                                                6500 River Road
                                                Richmond, BC
                                                Canada V6X 4G5

                                                Tel: 604.273.7564
                                                Fax: 604.273.6873

                                                www.rbauction.com